IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF MISSISSIPPI

In re:)
)
MISSISSIPPI CHEMICAL   )
     CORPORATION, *et al.*[1]   )   CASE NO. 03-02984 WEE
)   Chapter 11
          Debtors.   )   **Jointly Administered**
)
_____)

DEBTORS' FIRST AMENDED
JOINT PLAN OF REORGANIZATION

James W. O'Mara, MS Bar No. 3929
Douglas C. Noble, MS Bar No. 10526
Christopher R. Maddux, MS Bar No. 100501
PHELPS DUNBAR LLP
111 East Capitol, Suite 600
Post Office Box 23066
Jackson, Mississippi 39225-3066
Telephone: (601) 352-2300
Facsimile: (601) 360-9777

Counsel to Debtors and Debtors-in-Possession
MISSISSIPPI CHEMICAL CORPORATION, *et al.*

Dated: September 2, 2004

---

[1]   The Debtors are the following entities: Mississippi Chemical Corporation; Mississippi Nitrogen, Inc.; MissChem Nitrogen, L.L.C., Mississippi Chemical Company, L.P.; Mississippi Chemical Management Company; Mississippi Phosphates Corporation; Mississippi Potash, Inc.; Eddy Potash, Inc.; Triad Nitrogen, L.L.C; and Melamine Chemicals, Inc.

TABLE OF CONTENTS

EXHIBITS:

"A"	Exit Facility commitment letter, dated June 23, 2004
"B"	Management and Employee Severance and Incentive Program summary
"C"	Replacement DIP Amendment Letter, dated August 6, 2004
"D"	Terra Stock Purchase Agreement, dated August 6, 2004

Mississippi Chemical Corporation ("MCC"), Mississippi Nitrogen, Inc. ("MNI"), MissChem Nitrogen, L.L.C. ("MNLLC"), Mississippi Chemical Company, L.P. ("MCCLP"), Mississippi Chemical Management Company ("MCMC"), Mississippi Phosphates Corporation ("Phosphates"), Mississippi Potash, Inc. ("Potash"), Eddy Potash, Inc. ("Eddy"), Triad Nitrogen, L.L.C. ("TNLLC"), and Melamine Chemicals, Inc. ("Melamine"), the respective debtors and debtors-in-possession in the above styled and numbered jointly-administered chapter 11 reorganization case (collectively, the "Debtors" or "Debtors-in-Possession"), hereby propose the following Plan of Reorganization pursuant to chapter 11, Title 11 of the United States Code:

ARTICLE 1

DEFINED TERMS; RULES OF INTERPRETATION

1.1. <u>Defined Terms</u>. As used in the Plan, the following terms shall have the respective meanings specified below, unless the Plan provides or the context requires otherwise:

(1)   "<u>Administrative Expense Claim</u>": Any Claim constituting a cost or expense of administration of the Chapter 11 Case asserted under §§ 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving the estates of the Debtors, any actual and necessary costs and expenses of operating the businesses of the Debtors-in-Possession, any indebtedness or obligations incurred or assumed by the Debtors-in-Possession in connection with the administration and implementation of the Plan, the administration, prosecution or defense of Claims by or against the Debtors and for distributions under the Plan, any Claims for compensation and reimbursement of expenses arising during the period from the Petition Date to the Effective Date or otherwise in accordance with the provisions of the Plan, and any fees or charges assessed against the Debtors' estates pursuant to 28 U.S.C. § 1930, but not including a Replacement DIP Claim.

(2)   "<u>Affiliate</u>": Any Entity that is an "affiliate" of the Debtors within the meaning of § 101(2) of the Bankruptcy Code.

(3)   "<u>Allowed</u>" Claim or Interest: A Claim or Interest for which the Proof thereof is duly filed in accordance with Bankruptcy Code §§ 501 and 1111(a) and allowed pursuant to Bankruptcy Code § 502 after reduction of the amount of such Claim by any payments made on account of such Claim.

(4)   "<u>Ballot</u>": The form distributed to each holder of an impaired Claim or Interest that is entitled to vote to accept or reject the Plan on which is to be indicated (i) acceptance or rejection of the Plan, and (ii) any election which such holder may be entitled to make under the provisions of the Plan.

(5) "Bankruptcy Code": Title 11 of the United States Code, as now in effect or as hereafter applicable to this Case.

(6) "Bankruptcy Court" or "Court": The United States Bankruptcy Court for the Southern District of Mississippi.

(7) "Bankruptcy Rules": The Federal Rules of Bankruptcy Procedure, as now in effect or as hereafter applicable to this Case, and the local rules of the Court as applicable to this Case.

(8) "Bar Date": The deadline date by which a Proof of Claim was required to be filed with the clerk of the Bankruptcy Court or the Disbursing Agent, being September 26, 2003 for all Creditors except a Governmental Unit, and November 11, 2003 for all Governmental Units.

(9) "Business Day": Any day which is not a Saturday, a Sunday, or a legal holiday as defined in Bankruptcy Rule 9006(a).

(10) "Case" or "Chapter 11 Case": This jointly-administered reorganization case commenced by MCC on the Petition Date and assigned Case No. 03-02984 WEE by the Bankruptcy Court, collectively with each of the other reorganization cases commenced by the other Debtors on the Petition Date and assigned their respective case numbers by the Bankruptcy Court.

(11) "Cash": Lawful currency of the United States of America.

(12) "Causes of Action": Any and all actions, causes of action, controversies, liabilities, obligations, rights, suits, damages, debts, dues, sums of money, accounts, judgments, claims and demands whatsoever, whether known or unknown, reduced to judgment, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed, secured or unsecured, assertable directly or derivatively, existing or hereafter arising, in law, equity, or otherwise, based in whole or in part upon any act or omission or other event, situation or circumstance occurring or existing prior to the Petition Date or during the course of the Case, including through the Effective Date.

(13) "Claim": The meaning set forth in Bankruptcy Code § 101(5), from or against any of the Debtors.

(14) "Committee": The Official Unsecured Creditors' Committee appointed in the Case by the U. S. Trustee on June 3, 2003, as originally constituted or as reconstituted thereafter.

(15) "Confirmation Hearing": The hearing held by the Bankruptcy Court in accordance with Bankruptcy Code § 1128 to consider confirmation of this Plan.

(16)   "Confirmation Order": The order of the Court confirming the Plan under Bankruptcy Code § 1129.

(17)   "Covered Parties": (i) All of the present or former officers, directors, employees, agents, advisors, attorneys and professional or other representatives, before or after the Petition Date up to and including the Effective Date, of any of the Debtors or Debtors in Possession, and (ii) the Replacement DIP Lenders, the Exit Lenders, the Committee, Terra and Terra Parent and any of their respective present or former members, officers, directors, employees, agents, advisors, attorneys and professionals or other representatives, before or after the Petition Date up to and including the Effective Date; provided, however, that the Committee and any of its present and former members, agents, advisors, attorneys and professionals or other representatives shall include before or after the Petition Date up to as specified in Section 13.15 of the Plan.

(18)   "Disbursing Agent": Bankruptcy Management Corporation, the notice, claims and balloting agent in the Cases.

(19)   "Disclosure Statement": The amended disclosure statement approved by the Court as containing adequate information concerning the Plan, in accordance with Bankruptcy Code § 1125.

(20)   "Disputed" Claim or Interest: Any Claim or Interest (i) to which an objection is timely filed, or which is otherwise disputed, until such objection is resolved by Final Order, or (ii) which is listed as disputed, contingent or unliquidated on the schedules filed by the relevant Debtor in accordance with Bankruptcy Rule 1007.

(21)   "Effective Date": The second Business Day after which all of the conditions specified in Section 11.1 of the Plan have been satisfied or waived.

(22)   "Executory Contract": Any "executory contract" or "unexpired lease" of any of the Debtors as such terms are used in Bankruptcy Code § 365.

(23)   "Exit Facility": The revolving credit and term loan facility in the aggregate principal amount of $210,000,000 which may be provided by the Exit Lenders in the form of a revolving loan and a tranche A term loan to New MissChem and a tranche B term loan to Old MissChem, all in accordance with the commitment letter dated June 23, 2004, a copy of which is attached hereto as *Exhibit "A"*.

(24)   "Exit Lenders": Citicorp North America, Inc., Perry Principals Investments, LLC, and/or any other lenders providing all or part of the Exit Facility.

(25)   "Final Order": An order entered by the Bankruptcy Court in this Case that as not been reversed, modified, amended or stayed, and as to which the time for appeal or to seek review thereof has expired, and as to which no appeal, review or rehearing is pending, or if appealed, has not been stayed; provided, however, that the possibility that a motion under Rules 59 or 60 of the Federal Rules of Civil Procedure or any analogous Bankruptcy Rule may be but has not then been filed with respect to such order, shall not cause such order not to be a Final Order.

(26)   Initial Distribution Record Date": The Effective Date or such other date as shall be established by the Bankruptcy Court

(27)   "Intercompany Claim": Any Claim or Administrative Expense Claim between or among any of the Debtors.

(28)   "IRB Unsecured Claim": Any Claim against the Phosphates-Debtor or any of the MCC-Debtors that is based on or arises out of the Loan Agreement dated as of March 1, 1998 by and between Mississippi Business Finance Corporation and Phosphates; and the Indenture dated as of March 1, 1998 by and between Mississippi Business Finance Corporation and Deposit Guaranty National Bank. The IRB Unsecured Claims are and shall be Allowed Claims as of the Effective Date in the aggregate amount of $14,673,330.55, representing unpaid principal and accrued interest as of the Petition Date.

(29)   "Interest": An equity security interest in any of the Debtor entities.

(30)   "Lien": Any lien, security interest, encumbrance, charge against or other interest in property or assets of any of the Debtors which secures payment of a Claim or performance of an obligation of any of the Debtors.

(31)   "Management and Employee Severance and Incentive Program": The Management and Employee Severance and Incentive Program which shall be adopted on or after the Effective Date by New MissChem under the Standalone Transaction, and which shall provide to executives and employees of New MissChem (i) severance benefits consistent with the terms summarized on *Exhibit "B"* attached hereto, and (ii) incentive benefits as may be determined and approved by the Board of Directors of New MissChem.

(32)   "Management Services Agreement": The Management Services Agreement, dated as of the Effective Date, to be entered into under the Standalone Transaction by Old MissChem and New MissChem, which shall provide for New MissChem to provide various management, accounting and other services to Old MissChem.

(33)   "MCC Administrative Expense Claim": Any Administrative Expense Claim against any of the MCC-Debtors.

(34) "MCC Bonds Unsecured Claim": Any Senior Note Claim or IRB Unsecured Claim, to the extent that it is a Claim against any of the MCC-Debtors.

(35) "MCC Convenience Unsecured Claim": Any Claim against any of the MCC-Debtors that is not secured by a Lien, other than a MCC Administrative Expense Claim, a MCC Priority Claim, a MCC Bonds Unsecured Claim or Intercompany Claim and that is (i) Allowed in an amount of Five Thousand Dollars ($5,000) or less, or (ii) Allowed in an amount greater than Five Thousand Dollars ($5,000) but which is reduced to Five Thousand Dollars ($5,000) by an irrevocable written election of the holder of such Claim made on a properly delivered Ballot.

(36) "MCC-Debtors": Collectively, all Debtors except Potash, Eddy and Phosphates.

(37) "MCC New Common Stock": The equity common stock of MCC authorized and to be issued under the Terra Transaction pursuant to the Plan, which shall have a par value of $.01 and such rights with respect to dividends, liquidation, voting, and other matters as are provided for by applicable nonbankruptcy law and in the MCC Articles of Incorporation and Bylaws.

(38) MCC Old Equity Interest": An Interest in MCC, but not including any Interest in any other Debtor.

(39) "MCC Other General Unsecured Claim": Any Claim against any of the MCC-Debtors that is not secured by a Lien, other than a MCC Administrative Expense Claim, a MCC Bonds Unsecured Claim, an Intercompany Claim, a MCC Convenience Unsecured Claim, or a MCC Priority Claim.

(40) "MCC Other Secured Claim": Any Claim, other than an Intercompany Claim or a MCC Replacement DIP Claim, against any of the MCC-Debtors which is secured by a Lien on property in which any of the MCC-Debtors has an interest or that is subject to setoff under Bankruptcy Code § 553, in the amount contemplated by Bankruptcy Code § 506.

(41) "MCC Priority Claim": Any unsecured Claim against any of the MCC-Debtors which is entitled to priority treatment under Bankruptcy Code § 507(a) other than a MCC Administrative Expense Claim.

(42) "MCC Replacement DIP Claim": Any Replacement DIP Claim against any of the MCC-Debtors.

(43) "MCC Subsidiary Interest": An Interest held by MCC in any of the other Debtors except Potash, Eddy and Phosphates.

(44) "MCHI": Mississippi Chemical Holdings, Inc., the company incorporated under the laws of the Territory of the British Virgin Islands which as of the date hereof is a wholly-owned subsidiary of MCC and which, following the Effective Date, may be a wholly-owned subsidiary of MCHI Holdco.

(45) "MCHI Holdco": The new Delaware corporation which may be formed in accordance with the provisions of Sections 6.3(1)I and 6.3(2)C of the Plan which on and after the Effective Date may hold 100% of the Interests in MCHI and which will be a wholly-owned subsidiary of MCC if the Terra Transaction is consummated, or Old MissChem if the Standalone Transaction is consummated.

(46) "New MissChem": The new Delaware corporation to be formed in accordance with the provisions of Section 6.3(2). of the Plan.

(47) "New MissChem Common Stock": The equity common stock of New MissChem authorized and to be issued under the Standalone Transaction pursuant to the Plan, which shall have a par value of $.01 and such rights with respect to dividends, liquidation, voting, and other matters as are provided for by applicable nonbankruptcy law and in the New MissChem Articles of Incorporation and Bylaws which shall be in substantially the form contained in the Plan Supplement.

(48) "New MissChem Exit Facility Security Documents": The security agreements, guaranty agreements, UCC financing statements, deeds of trust, mortgages, lease assignments and other documents and agreements, dated as of the Effective Date, to be executed by New MissChem and others under the Standalone Transaction pursuant to Section 6.3(2) of the Plan and the terms of the Exit Facility for providing, inter alia, collateral security for the payment when due of the New MissChem Revolving Facility and the New MissChem Tranche A Term Facility.

(49) "New MissChem Revolving Facility": The revolving credit facility of $50,000,000 which shall be included in the Exit Facility under the Standalone Transaction and which shall be provided in accordance with Section 6.3(2) of the Plan and the terms of the Exit Facility and evidenced by a loan agreement, promissory note, collateral security documents, and/or other agreements and documents as required by the terms of the Exit Facility.

(50) "New MissChem Tranche A Term Facility": The tranche A term loan facility of $75,000,000 which shall be included in the Exit Facility under the Standalone Transaction and which shall be provided in accordance with Section 6.3(2) of the Plan and the terms of the Exit Facility and evidenced by a loan agreement, promissory note, collateral security

documents, and/or other agreements and documents as required by the terms of the Exit Facility.

(51) "New MissChem Warrants": The New MissChem warrants, dated as of the Effective Date, to be issued by New MissChem under the Standalone Transaction to the holders of Allowed MCC Old Equity Interests pursuant to Section 5.9 of the Plan, which shall be in substantially the form set forth in the Plan Supplement and which shall entitle the holders thereof within a six (6) year term to purchase 1,780,140 shares of New MissChem Common Stock at a price of $24.20 per share.

(52) "Offtake Agreement": The Anhydrous Ammonia Purchase Agreement, dated as of October 18, 1996, as the same has from time to time been modified or amended, among MCC, PLNL and Koch Nitrogen S.r.l.

(53) "Offtake Pass-Through Agreement": The Offtake Pass-Through Agreement, dated as of the Effective Date, to be entered into under the Standalone Transaction by Old MissChem and New MissChem, which shall be in substantially the form contained in the Plan Supplement and which shall provide for New MissChem to purchase from Old MissChem and Old MissChem to sell to New MissChem all product which Old MissChem is entitled or obligated to purchase under the Offtake Agreement, under the same terms as stated in the Offtake Agreement.

(54) "Offtake Shipping Pass-Through Agreement": The Offtake Shipping Pass-Through Agreement, dated as of the Effective Date, to be entered into under the Standalone Transaction by Old MissChem and New MissChem, which shall be in substantially the form contained in the Plan Supplement and which shall provide for all rights, benefits and obligations of Old MissChem to use of the vessel "Carli Bay" under the time charter agreement of FMCL Limited Liability Company to be passed through to New MissChem.

(55) "Old MissChem": MCC after giving effect to the actions contemplated under the Standalone Transaction on or as of the Effective Date.

(56) "Old MissChem Common Stock": The equity common stock of Old MissChem authorized and to be issued pursuant to the Standalone Transaction of the Plan, which shall have a par value of $.01 and such rights with respect to dividends, liquidation, voting, and other matters as are provided for by applicable nonbankruptcy law and in the Old MissChem Articles of Incorporation and Bylaws which are in effect on the Effective Date.

(57) "Old MissChem Exit Facility Security Documents": The security agreements, guaranty agreements, UCC financing statements, deeds of trust, mortgages, lease assignments and other documents and agreements,

dated as of the Effective Date, to be executed by Old MissChem and others under the Standalone Transaction pursuant to Section 6.3(2) of the Plan and the terms of the Exit Facility for providing collateral security for the payment when due of the Old MissChem Tranche B Term Facility.

(58)   "Old MissChem Tranche B Term Facility": The tranche B term loan facility of $85,000,000 which shall be included in the Exit Facility under the Standalone Transaction and which shall be provided in accordance with Section 6.3(2) of the Plan and the terms of the Exit Facility and evidenced by a loan agreement, promissory note, collateral security documents, and/or other agreements and documents as required by the terms of the Exit Facility.

(59)   "Pension Plan": The Mississippi Chemical Corporation Retirement Plan Amended and Restated Effective July 1, 2001, as Subsequently Amended.

(60)   "Petition Date": May 15, 2003.

(61)   "Phosphates Administrative Expense Claim": Any Administrative Expense Claim against the Phosphates-Debtor.

(62)   "Phosphates-Debtor": Mississippi Phosphates Corporation.

(63)   "Phosphates General Unsecured Claim": Any Claim against the Phosphates-Debtor that is not secured by a Lien, other than a Phosphates Administrative Expense Claim, a Phosphates Priority Claim, a Phosphates IRB Unsecured Claim or an Intercompany Claim.

(64)   "Phosphates Interest": All the Interests in Phosphates.

(65)   "Phosphates IRB Unsecured Claim": Any IRB Unsecured Claim to the extent it is a Claim against the Phosphates-Debtor.

(66)   "Phosphates New Common Stock": The equity common stock of Phosphates authorized and to be issued on and as of the Effective Date pursuant to the Plan if the Phosphates Transaction shall not have closed on or prior to the Effective Date, which shall have a par value of $.01 and such rights with respect to dividends, liquidation, voting, and other matters as are provided for by applicable non-bankruptcy law and in the new Phosphates Articles of Incorporation and Bylaws which shall be in substantially the form contained in the Plan Supplement.

(67)   "Phosphates Other Secured Claim": Any Claim, other than an Intercompany Claim or a Phosphates Replacement DIP Claim, against the Phosphates-Debtor which is secured by a Lien on property in which the Phosphates-Debtor has an interest or that is subject to setoff under Bankruptcy Code § 553, in the amount contemplated by Bankruptcy Code § 506.

(68) "Phosphates Priority Claim": Any unsecured Claim against the Phosphates-Debtor which is entitled to priority treatment under Bankruptcy Code § 507(a) other than a Phosphates Administrative Expense Claim.

(69) "Phosphates Replacement DIP Claim": Any Replacement DIP Claim against the Phosphates-Debtor.

(70) "Phosphates Surplus Distribution": The portion, if any, of the consideration received by the Phosphates-Debtor in the Phosphates Transaction, if it shall occur, that is not paid to the Replacement DIP Lenders.

(71) "Phosphates Transaction": The transaction described in Section 6.3(3) of the Plan.

(72) "Plan of Reorganization" or "Plan": This First Amended Plan, including the Plan Supplement and all exhibits, schedules or other attachments hereto, in its present form or as modified, amended or altered from time to time in accordance with the Bankruptcy Code, the Bankruptcy Rules, and this Plan.

(73) "Plan Supplement": The document containing the forms of documents specified in Section 13.3 of the Plan.

(74) "PLNL": Point Lisas Nitrogen Limited, the company organized under the laws of The Republic of Trinidad and Tobago in which MCHI indirectly owns, through its subsidiaries, a fifty percent (50%) equity interest.

(75) "Potash-Debtors": Collectively, Potash and Eddy, meaning Mississippi Potash, Inc. and Eddy Potash, Inc.

(76) "Potash/Eddy Administrative Expense Claim": Any Administrative Expense Claim against either of the Potash-Debtors.

(77) "Potash/Eddy General Unsecured Claim": Any Claim against either of the Potash-Debtors that is not secured by a Lien, other than a Potash/Eddy Administrative Expense Claim, a Potash/Eddy Priority Claim or an Intercompany Claim.

(78) "Potash/Eddy Interest": All the Interests in either of the Potash-Debtors.

(79) Potash/Eddy Priority Claim": Any unsecured Claim against either of the Potash-Debtors which is entitled to priority treatment under Bankruptcy Code § 507(a) other than a Potash/Eddy Administrative Expense Claim.

(80) "Proof" of Claim or Interest: A written statement setting forth the Claim or Interest, conforming substantially to the appropriate Official Form and

complying with Bankruptcy Rule 3001, and filed with the Bankruptcy Court in this Case by the Bar Date.

(81) "Prorata": Means proportionally according to the relation to the whole, such as the proportion that an Allowed Claim or Interest bears to the aggregate amount of Allowed Claims or Interests in a Class of Claims or Interests.

(82) "Replacement DIP Agreement": The Term Loan, Revolving Credit, Guarantee and Security Agreement, dated as of July 1, 2004, by and among MCC as borrower, its domestic subsidiaries which are debtors in the Case, as guarantors, and Citicorp North America, Inc., as administrative agent for the lenders, Citigroup Global Markets Inc., and Perry Principals Investments, LLC, as joint lead arrangers and the banks and financial institutions from time to time party thereto as lenders, as the same has been or may be from time to time modified or amended or any agreements or documents executed in connection therewith.

(83) "Replacement DIP Amended Facility": The renewed, amended, restated and extended Replacement DIP Agreement providing for a modified $125,000,000 term loan facility from the Replacement DIP Lenders to MCC and certain of the other MCC-Debtors which shall mature four years after the Effective Date and shall contain such other amended terms and provisions as are consistent with the Amendment Letter dated August 6, 2004 from the Replacement DIP Lenders then existing and accepted by Terra, a true copy of which Amendment Letter is attached hereto as *Exhibit "C"*, and as shall be approved by MCC, the Replacement DIP Lenders, Terra and Terra Parent.

(84) "Replacement DIP Claim": Any Claim that is based on or arises out of (i) the Replacement DIP Agreement, or (ii) the Interim and Final Orders (I) Authorizing Debtors to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364(c)(1), 364(c)(2), 364(c)(3) and 364(d), and (II) Authorizing Use of Cash Collateral Pursuant to 11 U.S.C § 363 entered by the Bankruptcy Court on June 25, 2004 and July 15, 2004, respectively. All Replacement DIP Claims are and shall be Allowed Claims in the aggregate amount as of the Effective Date which shall be agreed by MCC and the Replacement DIP Lenders or, in the absence of such agreement, determined by the Bankruptcy Court.

(85) "Replacement DIP Lenders": The administrative agent and the lenders from time to time under the Replacement DIP Agreement.

(86) "Senior Note Claim": Any Claim against any of the MCC-Debtors that is based on or arises out of the notes issued pursuant to that certain Indenture dated as of November 25, 1997, as supplemented, between MCC and HSBC Bank USA, as successor Trustee, governing the 7¼% Senior Notes

due November 15, 2017. The Senior Note Claims are and shall be Allowed Claims as of the Effective Date in the aggregate amount of $207,250,240.00, representing unpaid principal and accrued interest as of the Petition Date.

(87) "Shareholders Agreement": The Amended and Restated Shareholders Agreement, dated as of November 10, 1998, initially by and among Farmland Misschem Limited, Farmland Industries, Inc., Farmland (B.V.I.) Limited, Double Circle (Barbados) S.r.l., Farmland Trinidad Limited, MCC, MCHI, Misschem (Barbados) S.r.l., and Misschem Trinidad Limited, as the same has from time to time been modified or amended.

(88) "Standalone Transaction": The transaction described in Section 6.3(2) of the Plan and which is to be funded in part by the proceeds from the Exit Facility.

(89) "Terra": MissChem Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Terra Parent, which is the "Buyer" in the Terra Stock Purchase Agreement.

(90) "Terra Parent": Terra Industries Inc., a Maryland corporation.

(91) "Terra Parent Common Stock": The "Parent Common Stock" as defined in the Terra Stock Purchase Agreement, which shall be distributed in accordance with the Terra Transaction and pursuant to this Plan.

(92) "Terra Parent Preferred Stock": The "Parent Preferred Stock" as defined in the Terra Stock Purchase Agreement, which shall be distributed in accordance with the Terra Transaction and pursuant to this Plan.

(93) "Terra Stock Purchase Agreement": The certain Stock Purchase Agreement dated as of August 6, 2004, as amended from time to time, entered into by and among MCC, Terra and Terra Parent, a copy of which is attached hereto as *Exhibit "D"* and pursuant to which the Terra Transaction is to be consummated.

(94) "Terra Transaction": The transaction which may be entered into in accordance with Section 6.3(1) of the Plan and which is based on and arises out of the Terra Stock Purchase Agreement.

(95) "Tort Claim": A Claim against any of the Debtors arising out of a private or civil wrong or injury, other than a breach of contract.

1.2. Rules of Interpretation.

A. For purposes of the Plan: (a) whenever it is appropriate from the context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and each pronoun, whether stated in the masculine, feminine or neuter gender, shall include the masculine, feminine and neuter gender; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed, or to be Filed, shall mean such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles or Exhibits are references to Sections, Articles and Exhibits of or to the Plan; (e) the words "herein", "hereof", " hereto", "hereunder", and others of similar import refer to this Plan in its entirety rather than to a particular portion of the Plan, unless the context requires otherwise; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) the rules of construction set forth in § 102 of the Bankruptcy Code shall apply to the Plan; (h) any term used in capitalized form in the Plan that is not defined in the Plan but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; and (i) all exhibits to the Plan are incorporated into and are a part of the Plan as if fully set forth in the Plan.

B. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply. Any period of time prescribed or allowed by the Plan may be enlarged or reduced by the Bankruptcy Court in accordance with the provisions of Bankruptcy Rule 9006(b) or (c).

C. Except to the extent that the Bankruptcy Code or the Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the state in which the Bankruptcy Court resides, without giving effect to the principles of conflict of laws thereof.

ARTICLE 2

ADMINISTRATIVE EXPENSES

2.1. Except to the extent that the holder of an Allowed Administrative Expense Claim agrees to a treatment less favorable to such holder, each holder of an Allowed Administrative Expense Claim which is not also an Intercompany Claim shall retain unaltered the legal, equitable and contractual rights to which the holder is entitled on account of such Claim, and each such holder shall be paid by the respective Debtors in Cash equal to the amount of the holder's Allowed Administrative Expense Claim in that Debtor's Case on the later of the Effective Date or the date on which the certain Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon thereafter as is practicable; *provided, however*, that Allowed Administrative Expense Claims which are not also Intercompany Claims and which represent liabilities arising under extensions of credit or other obligations incurred by the Debtors-in-Possession in the ordinary course of their business shall be paid in full by the respective Debtors in the ordinary course of their business in accordance with the terms governing and applying to the respective transactions on which such Allowed Administrative Expense Claims are based. All Allowed Administrative Expense Claims owed by any of the

MCC-Debtors which are not Intercompany Claims shall be paid by the MCC-Debtors. All Allowed Administrative Expense Claims owed by the Phosphates-Debtor which are not Intercompany Claims shall then be paid by the Phosphates-Debtor. All Allowed Administrative Expense Claims owed by the Potash-Debtors which are not Intercompany Claims shall then be paid by the Potash-Debtors.

2.2. All requests for the payment of previously unpaid Administrative Expense Claims, including without limitation final applications of professional persons for compensation and expense reimbursement for services rendered or expenses incurred on or before the Effective Date, shall be filed with the Bankruptcy Court no later than thirty (30) days after the Effective Date or such later date as may be fixed by the Bankruptcy Court, failing in which such unpaid Administrative Expense Claims shall be waived, discharged and forever barred. Additionally, under the Terra Transaction, no later than twelve (12) Business Days before the "Closing Date" (as such term is defined in the Terra Stock Purchase Agreement) each professional person who claims the right to payment from any of the Debtors and each Person who claims the right to reimbursement or payment from any of the Debtors shall serve on the Debtors and the Committee a good faith estimate of such professional person's or such Person's estimated fees for services rendered and expenses incurred during the Cases through the Effective Date to be claimed from the Debtors, as well as all prior payments received on account of such fees and expenses, failing in which such professional person's or other Person's unpaid administrative expense claims therefor shall be waived, discharged and forever barred. Any payment made or to be made by the Debtors for services or for costs and expenses in or in connection with the Case, or in connection with the Plan and incident to the Case, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable.

2.3. All fees to the United States Trustee pursuant to 28 U.S.C. § 1930 which become due prior to the Effective Date shall be paid by the Debtors on the Effective Date, and all such fees which become due thereafter, if any, shall be paid by the respective Debtors when due.

ARTICLE 3

CLASSIFICATION OF CLAIMS AND INTERESTS

The Claims, other than Administrative Expense Claims, against and Interests in the Debtors shall be classified for all purposes, including voting and distributions under the Plan, as follows:

3.1. CLASS 1A shall consist of all Allowed MCC Priority Claims.

3.2. CLASS 2A shall consist of all Allowed MCC Replacement DIP Claims.

3.3. CLASS 3A shall consist of all Allowed MCC Other Secured Claims.

3.4. CLASS 4A shall consist of all Allowed Intercompany Claims.

3.5. CLASS 5A shall consist of all Allowed MCC Convenience Unsecured Claims.

3.6. CLASS 6A shall consist of all Allowed MCC Bonds Unsecured Claims.

3.7.   CLASS 7A shall consist of all Allowed MCC Other General Unsecured Claims.

3.8.   CLASS 8A shall consist of all Allowed MCC Subsidiary Interests.

3.9.   CLASS 9A shall consist of all Allowed MCC Old Equity Interests.

3.10.   CLASS 1B shall consist of all Allowed Phosphates Priority Claims.

3.11.   CLASS 2B shall consist of all Allowed Phosphates Replacement DIP Claims.

3.12.   CLASS 3B shall consist of all Allowed Phosphates Other Secured Claims.

3.13.   CLASS 4B shall consist of all Allowed Phosphates General Unsecured Claims.

3.14.   CLASS 5B shall consist of all Allowed Phosphates IRB Unsecured Claims.

3.15.   CLASS 6B shall consist of all Allowed Phosphates Interests.

3.16.   CLASS 1C shall consist of all Allowed Potash/Eddy Priority Claims.

3.17.   CLASS 2C shall consist of all Allowed Potash/Eddy General Unsecured Claims.

3.18.   CLASS 3C shall consist of all Allowed Potash/Eddy Interests.

ARTICLE 4

IDENTIFICATION OF CLASSES OF CLAIMS AND INTERESTS NOT IMPAIRED AND IMPAIRED BY THE PLAN

4.1.   Classes 1A (Allowed MCC Priority Claims), 3A (Allowed MCC Other Secured Claims), 5A (Allowed MCC Convenience Unsecured Claims), 8A (Allowed MCC Subsidiary Interests), 1B (Allowed Phosphates Priority Claims), 3B (Allowed Phosphates Other Secured Claims) and 1C (Allowed Potash/Eddy Priority Claims) are not impaired by the Plan. Pursuant to Bankruptcy Code § 1126(f), the holders of such unimpaired Claims are conclusively presumed to have accepted the Plan, and the votes of such holders shall not be solicited or counted.

4.2.   Classes 2A (Allowed MCC Replacement DIP Claims), 4A (Allowed Intercompany Claims), 6A (Allowed MCC Bonds Unsecured Claims), 7A (Allowed MCC Other General Unsecured Claims), 9A (Allowed MCC Old Equity Interests), 2B (Allowed Phosphates Replacement DIP Claims), 4B (Allowed Phosphates General Unsecured Claims), 5B (Allowed Phosphates IRB Unsecured Claims) and 2C (Allowed Potash/Eddy General Unsecured Claims) are impaired by the Plan. Pursuant to Bankruptcy Code § 1126(c), the holders of such impaired Claims and Interests are entitled to vote to accept or reject the Plan.

4.3.   Classes 6B (Allowed Phosphates Interests) and 3C (Allowed Potash/Eddy Interests) are impaired by the Plan. Since holders of Interests in Class 6B and Class 3C are receiving no distributions under the Plan, pursuant to Bankruptcy Code § 1126(g), the holders of such impaired Interests are conclusively presumed to have rejected the Plan, and the votes of such holders shall not be solicited or counted.

ARTICLE 5

TREATMENT OF CLAIMS AND INTERESTS

5.1. <u>Class 1A (MCC Allowed Priority Claims)</u>. Each holder of a Class 1A Claim shall retain unaltered the legal, equitable and contractual rights to which the holder is entitled on account of such Claim, and each such holder shall be paid by the MCC-Debtors Cash equal to the amount of the holder's Allowed Class 1A Claim on the later of the Effective Date or the date on which the certain Class 1A Claim becomes an Allowed Claim, or as soon thereafter as is practicable.

5.2. <u>Class 2A (Allowed MCC Replacement DIP Claims)</u>. On the Effective Date, in accordance with Sections 6.3(1) and 6.3(2) of the Plan, <u>either</u> (i) under the Terra Transaction, (a) all revolving loans, all accrued but unpaid interest (including interest paid in kind), fees and other charges and all term loans in excess of $125,000,000, in each case outstanding under the Replacement DIP Agreement shall be repaid to the Replacement DIP Lenders in accordance with the terms of the Replacement DIP Agreement and (b) the Replacement DIP Agreement shall be amended and restated such that the Replacement DIP Amended Facility shall be in full force and effect and the Replacement DIP Claims thereunder shall continue to be in full force and effect and shall be valid binding enforceable obligations of the MCC-Debtors, <u>or</u> (ii) under the Standalone Transaction, all Replacement DIP Claims shall be repaid, in full, in Cash and all commitments under the Replacement DIP Agreement shall be cancelled. Delivery by the Debtors to the holder of a Class 2A Claim pursuant to the Plan of either the treatment provided in (i) above under the Terra Transaction or provided in (ii) above under the Standalone Transaction shall be in full and complete satisfaction, cancellation and extinguishment of and in exchange for the holders' Class 2A Claims and all security, priority and other rights existing on account of the Class 2A Claims, except for such rights as shall continue in effect pursuant to the Replacement DIP Amended Facility and other provisions of this Plan.

5.3. <u>Class 3A (Allowed MCC Other Secured Claims)</u>. Except to the extent that the holder of an Allowed Class 3A Claim agrees to a treatment less favorable to such holder, on the later of the Effective Date or the date on which a certain Class 3A Claim becomes an Allowed Claim, or as soon thereafter as is practicable, (i) the MCC-Debtors shall cure any default that occurred under the Class 3A Claims before or after the Petition Date, other than a default of a kind specified in Bankruptcy Code § 365(b)(2); (ii) the respective maturity dates of each Class 3A Claim which existed before such default occurred shall be reinstated; and (iii) the Debtors shall compensate the respective holders of each Class 3A Claim in such way as shall be agreed between the MCC-Debtors and the respective holders, or determined by the Bankruptcy Court, appropriate to compensate such holders for any damages incurred as a result of any reasonable reliance by such holders on any contractual provision or applicable law that otherwise entitled such holder to demand or receive accelerated payment of such Class 3A Claim after the occurrence of a default. Any and all Liens held as security for an Allowed Class 3A Claim shall be retained and shall remain in effect. The legal, equitable or contractual rights to which the holders of Class 3A Claims are entitled on account of such Class 3A Claims shall not otherwise be altered.

5.4. Class 4A (Allowed Intercompany Claims). Each holder of a Class 4A Claim shall be entitled to set off each Intercompany Claim it holds against any Intercompany Claim it owes, and the resulting net amount of each Class 4A Claim shall, on the Effective Date, be treated as a contribution to or return of capital between the parties affected by the Intercompany Claim, in exchange for and cancellation, extinguishment and discharge of all rights existing on account of such Class 4A Claim.

5.5. Class 5A (Allowed MCC Convenience Unsecured Claims). On the later of the Effective Date or the date on which a certain Class 5A Claim becomes an Allowed Claim, or as soon thereafter as practicable, each holder of a Class 5A Claim shall be paid by the MCC-Debtors Cash equal to the amount of the holder's Allowed Class 5A Claim, in full and complete satisfaction of such Allowed Class 5A Claim.

5.6. Class 6A (Allowed MCC Bonds Unsecured Claims). On the Effective Date, or as soon thereafter as practicable, each holder of a Class 6A Claim shall receive, in accordance with Sections 6.3(1) and 6.3(2) of the Plan, either (i) under the Terra Transaction, such holder's share, Prorata with all other Class 6A MCC Allowed Bonds Unsecured Claims and all Class 7A Allowed MCC Other General Unsecured Claims who become entitled under Section 5.7 to receive the same, of Terra Parent Common Stock and Terra Parent Preferred Stock, or (ii) under the Standalone Transaction, one (1) share of New MissChem Common Stock for each Twenty-two Dollars ($22.00) of such holder's Class 6A Allowed MCC Bonds Unsecured Claim. Delivery by the Debtors to the holder of a Class 6A Claim pursuant to the Plan of either (i) the Terra Parent Common Stock and Terra Parent Preferred Stock or (ii) the New MissChem Common Stock, shall cancel, extinguish and discharge and be in exchange for all rights existing on account of such Class 6A Claim, except for such rights as shall exist under Section 13.16 of this Plan.

5.7. Class 7A (Allowed MCC Other General Unsecured Claims). On the later of the Effective Date or the date on which a certain Class 7A Claim becomes an Allowed Claim, or as soon thereafter as practicable, each holder of an Allowed Class 7A Claim shall receive either (i) the payment of Cash by the MCC-Debtors equal to the lesser of (a) forty and 2/10 percent (40.2%) of the amount of the holder's Allowed Class 7A Claim, and (b) its Prorata share of the Cap Amounts (as defined below) remaining after the payments made to holders of Allowed Class 5A Claims pursuant to Section 5.5 of the Plan or (ii), in accordance with Sections 6.3(1) and 6.3(2) of the Plan, either (a) under the Terra Transaction, such holder's share, Prorata with all Class 6A Allowed MCC Bonds Unsecured Claims and all other Class 7A Allowed MCC Other General Unsecured Claims who become entitled under this Section 5.7 to receive the same, of Terra Parent Common Stock and Terra Parent Preferred Stock, or (b) under the Standalone Transaction, one (1) share of New MissChem Common Stock for each Twenty-two Dollars ($22.00) of such holder's Class 7A Allowed MCC Other General Unsecured Claim; *provided, however*, that if the holders of Class 7A Claims do not accept the Plan by the requisite majorities set forth in § 1126(c) of the Bankruptcy Code, then the Cash option in clause (i) of this Section shall not be available and only the equity distribution contemplated by clause (ii) above shall be made; and *provided, further*, that the total Cash payments under Sections 5.5 and 5.7 to holders of Allowed Classes 5A and 7A Claims shall not, except with consent of the MCC-Debtors and the Committee, the Replacement DIP Lenders and either Terra Parent under the Terra Transaction or the Exit Lenders under the Standalone Transaction, be greater than either (the "Cap Amounts") (x) the maximum amount which, after all other Cash payments in accordance with this Plan, would result in the Debtors being in compliance with the formula described in Section 10.3(d) of the Terra Stock Purchase Agreement, or (y) the aggregate amount of $2,300,000. The holder of a Class 7A Allowed MCC Other General Unsecured Claim is entitled to make the election to receive the Cash payment described in this Section in clause (i) above or to receive the equity distribution described in this Section in clause (ii) above, by so stating such election in such holder's timely filed Ballot. If the holder's MCC Other General Unsecured Claim has not been Allowed before the holder's Ballot is filed or if the holder does not make any such election in the holder's timely filed Ballot, then such holder shall receive the Cash payment described in clause (i) above. Delivery by the MCC-Debtors pursuant to the Plan of either (i) the Cash payment or (ii) such holder's Prorata share, of either (a) Terra Parent Common Stock and Terra Parent Preferred Stock, or (b) the New MissChem Common Stock, to the holder of a Class 7A Claim shall cancel, extinguish and discharge and be in exchange for all rights existing on account of such Class 7A Claim, except for such rights as shall exist under Section 13.16 of this Plan.

5.8. <u>Class 8A (Allowed MCC Subsidiary Interests)</u>. Each of the MCC Subsidiary Interests shall remain in full force and effect on and after the Effective Date, and (i) under the Terra Transaction, shall continue to be held by their respective owners or (ii) under the Standalone Transaction, shall be transferred and assigned to New MissChem pursuant to Section 6.3(2).C. of the Plan.

5.9. <u>Class 9A (Allowed MCC Old Equity Interests)</u>. On the Effective Date, the MCC Old Equity Interests shall be cancelled and extinguished, and each holder of a Class 9A Allowed MCC Old Equity Interest shall receive as soon thereafter as is practical, in exchange therefor and in accordance with Sections 6.3(1) and 6.3(2) of the Plan, such holder's share, Prorata with all other Class 9A Allowed MCC Old Equity Interests, of either (i) under the Terra Transaction, 250,000 shares of Terra Parent Common Stock, or (ii) under the Standalone Transaction, the New MissChem Warrants.

5.10. <u>Class 1B (Allowed Phosphates Priority Claims)</u>. Each holder of a Class 1B Claim shall retain unaltered the legal, equitable and contractual rights to which the holder is entitled on account of such Claim, and each such holder shall be paid by the Phosphates-Debtor Cash equal to the amount of the holder's Allowed Class 1B Claim on the later of the Effective Date or the date on which the certain Class 1B Claim becomes an Allowed Claim, or as soon thereafter as is practicable.

5.11. <u>Class 2B (Allowed Phosphates Replacement DIP Claims)</u>. If the Phosphates Transaction has been closed and consummated on or before the Effective Date of this Plan, the holders of the Class 2B Allowed Phosphates Replacement DIP Claims will have received, or been held by order of the Bankruptcy Court under Bankruptcy Code § 363 entitled to receive, the portion of the consideration received by Phosphates-Debtor in the Phosphates Transaction in accordance with the secured and administrative expense priority Claims of the Allowed Class 2B Claims under the terms of the Replacement DIP Agreement ("Class 2B Consideration Portion").

Accordingly, on the later of the Effective Date occurring after the closing of the Phosphates Transaction and the date of receipt by the holders of the Allowed Class 2B Claims of such Class 2B Consideration Portion or such portion less than the Class 2B Consideration Portion as may be approved by the holders of the Allowed Class 2B Claims, the Class 2B Allowed Phosphates Replacement DIP Claims and all security, priority and other rights existing on account of the Class 2B Claims as to the Phosphates-Debtor and its assets shall be cancelled, extinguished and discharged. However, if the Phosphates Transaction has not been closed and consummated on or before the Effective Date of this Plan, then on the Effective Date and prior to the Cash payments to Allowed Class 2A Claims in accordance with Section 5.2 of this Plan, the holders of the Class 2B Allowed Phosphates Replacement DIP Claims shall be paid by Phosphates-Debtor Cash in an amount equal to the value of any working capital assets of Phosphates-Debtor with a value of in excess of $10,000,000 or such lesser Cash amount as may be approved by the holders of the Allowed Class 2B Claims, upon receipt of which the Class 2B Allowed Phosphates Replacement DIP Claims and all security, priority and other rights existing on account of the Class 2B Claims as to the Phosphates-Debtor and its assets shall be cancelled, extinguished and discharged.

5.12. Class 3B (Allowed Phosphates Other Secured Claims). If the Phosphates Transaction has been closed and consummated on or before the Effective Date of this Plan, the holders of the Class 3B Allowed Phosphates Other Secured Claims will have received, or been held by order of the Bankruptcy Court under Bankruptcy Code § 363 entitled to receive, the portion of the consideration received by Phosphates-Debtor in the Phosphates Transaction in accordance with the secured claim rights of the Allowed Class 3B Claims or the abandonment of the assets of Phosphates-Debtor which are subject to such secured claim rights ("Class 3B Consideration Portion"). Accordingly, on the later of the Effective Date occurring after the closing of the Phosphates Transaction and the date of receipt by the holders of the Allowed Class 3B Claims of such Class 3B Consideration Portion, or such portion less than the Class 3B Consideration Portion as may be approved by the holders of the Allowed Class 3B Claims, or the abandonment of the assets of Phosphates-Debtor which are subject to such secured claim rights, the Class 3B Allowed Phosphates Other Secured Claims and all security, priority and other rights existing on account of the Class 3B Claims as to the Phosphates-Debtor and its assets shall be cancelled, extinguished and discharged. However, if the Phosphates Transaction has not been closed and consummated on or before the Effective Date of this Plan, and except to the extent that the holder of an Allowed Class 3B Claim agrees to a treatment less favorable to such holder, on the later of the Effective Date or the date on which a certain Class 3B Claim becomes an Allowed Claim, or as soon thereafter as is practicable, (i) the Phosphates-Debtor shall cure any default that occurred under the Class 3B Claims before or after the Petition Date, other than a default of a kind specified in Bankruptcy Code § 365(b)(2); (ii) the respective maturity dates of each Class 3B Claim which existed before such default occurred shall be reinstated; (iii) the Phosphates-Debtor shall compensate the respective holders of each Class 3B Claim in such way as shall be agreed between the Phosphates-Debtor and the respective holders, or determined by the Bankruptcy Court, appropriate to compensate such holders for any damages incurred as a result of any reasonable reliance by such holders on any contractual provision or applicable law that otherwise entitled such holder to demand or receive accelerated payment of such Class 3B Claim after the occurrence of a default; and (iv) any and all Liens held as security for an Allowed Class 3B Claim shall be retained and shall remain in effect. The legal, equitable or contractual rights to which the holders of Class 3B Claims are entitled on account of such Class 3B Claims shall not otherwise be altered.

5.13.   Class 4B (Allowed Phosphates General Unsecured Claims). On the later of the Effective Date or the date on which a certain Class 4B Claim becomes an Allowed Claim, or as soon thereafter as practicable, each holder of an Allowed Class 4B Claim shall receive from Phosphates-Debtor both (i) the payment of Cash equal to five percent (5%) of the amount of the holder's Allowed Class 4B Claim, and (ii) such holder's share, Prorata with all Class 5B Allowed Phosphates IRB Unsecured Claims and all other Class 4B Allowed Phosphates General Unsecured Claims, of either (x) if the Phosphates Transaction shall have closed on or prior to the Effective Date, the Phosphates Surplus Distribution, or (y) in any other circumstance, the Phosphates New Common Stock. The treatment in accordance with this Section 5.13 of the Plan of a Class 4B Claim shall cancel, extinguish and discharge and be in exchange for all rights existing on account of such Class 4B Claim.

5.14.   Class 5B (Allowed Phosphates IRB Unsecured Claims). On the Effective Date or as soon thereafter as practicable, each holder of an Allowed Class 4B Claim shall receive such holder's share, Prorata with all other Class 5B Allowed Phosphates IRB Unsecured Claims and all Class 4B Allowed Phosphates General Unsecured Claims, of either (x) if the Phosphates Transaction shall have closed on or prior to the Effective Date, the Phosphates Surplus Distribution, or (y) in any other circumstance, the Phosphates New Common Stock. The treatment in accordance with this Section 5.14 of the Plan of a Class 5B Claim shall cancel, extinguish and discharge and be in exchange for all rights existing on account of such Class 5B Claim, except for such rights as shall exist under Section 13.16 of this Plan.

5.15.   Class 6B (Allowed Phosphates Interests). On the Effective Date, the Phosphates Interests shall be cancelled and extinguished, and the holder of the Class 5B Interests shall receive no property or distribution on account of such Interests.

5.16.   Class 1C (Allowed Potash/Eddy Priority Claims). Each holder of a Class 1C Claim shall retain unaltered the legal, equitable and contractual rights to which the holder is entitled on account of such Claim, and each such holder shall be paid by the Potash-Debtors Cash equal to the amount of the holder's Allowed Class 1C Claim, in the order of priority thereof under § 507(a) of the Bankruptcy Code, on the later of twenty (20) days after the Potash-Debtors receive the proceeds of the public auction sale described in Section 6.4.H. of the Plan or the date on which the Class 1C Claim becomes an Allowed Claim, or as soon thereafter as practicable.

5.17.   Class 2C (Allowed Potash/Eddy General Unsecured Claims). On the later of twenty (20) days after the Potash-Debtors receive the proceeds of the public auction sale described in Section 6.4.H. of the Plan or the date on which the Class 2C Claim becomes an Allowed Claim, or as soon thereafter as practicable, each holder of a Class 2C Claim shall receive its share, Prorata with all other holders of Allowed Class 2C Claims, of such auction sale proceeds, net of sale expenses and payments to holders of Class 1C Allowed Potash/Eddy Priority Claims, in cancellation, extinguishment and discharge of all rights existing on account of such Class 2C Claim, except for such rights as shall exist under Section 13.16 of this Plan.

5.18.   Class 3C (Allowed Potash/Eddy Interests). On the Effective Date, the Potash/Eddy Interests shall be cancelled and extinguished, and the holder of the Class 3C Interests shall receive no property or distribution on account of such Interests.

ARTICLE 6

MEANS FOR IMPLEMENTATION OF THE PLAN

6.1. <u>Vesting of Assets and Operations.</u>

A.   All assets of the Debtors and property of the estates in the Case, including but not limited to all causes of action or interests accruing to the Debtors under the Bankruptcy Code or other laws and all funds or other assets of the Debtors in the possession or under the control of another, shall vest in the Debtors on the Effective Date, except as otherwise provided in the Plan or Confirmation Order, free and clear of any and all Liens and Claims, except the Claims arising under and the Liens securing the Replacement DIP Amended Facility or the Exit Facility, as the case may be, and other obligations of the Debtors continued or created pursuant to the provisions of this Plan. The holder of any Liens canceled and discharged pursuant to this Plan shall cancel of record such Liens on, or within a reasonable time after, the Effective Date, and the Debtors will be authorized pursuant to the Confirmation Order to take such steps as may be necessary to record such discharge and cancellation.

B.   From and after the Effective Date, the Debtors, as well as New MissChem under the Standalone Transaction, may, as appropriate, operate their respective businesses and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code, except as provided in and consistent with the Plan or Confirmation Order.

C.   On the Effective Date, the management, control, and operation of the Debtors, as well as New MissChem under the Standalone Transaction, shall become the general responsibility of their respective boards of directors. The composition of the initial boards of directors shall be disclosed in the Plan Supplement, and each member of such initial boards of directors shall serve in accordance with applicable nonbankruptcy law and the respective Articles of Incorporation and Bylaws as the same may be amended from time to time.

D.   The officers of the respective Debtors immediately prior to the Effective Date shall serve as the initial officers of the Debtors on and after the Effective Date, until their successors are duly elected and assume office. The initial officers of New MissChem under the Standalone Transaction shall be the officers of MCC immediately prior to the Effective Date, who shall remain in office until their successors are duly elected and assume office. The officers of the Debtors, and of New MissChem under the Standalone Transaction, shall continue to serve at the same compensation as existed on the date that this Plan was filed, until such compensation is duly changed by the respective Board of Directors of the Debtors or New MissChem for whom the officer is serving.

6.2. <u>Substantive Consolidation.</u>

A.   Entry of the Confirmation Order shall constitute the approval, pursuant to § 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the MCC-Debtors for all purposes related to the Plan, including, without limitation, for purposes of voting, confirmation and distribution. On and as of the Effective Date, (i) all assets and liabilities of the MCC-Debtors shall be treated as though they were merged, (ii) all guarantees by the MCC-Debtors of the obligations of any other of the MCC-Debtors shall be eliminated, so that any Claim against any MCC-Debtor and any guarantee thereof executed by any other MCC-Debtor and any joint or several liability of any of the MCC-Debtors shall be one obligation of the MCC-Debtors, and (iii) each and every Claim filed or to be filed in the Case of any of the MCC-Debtors shall be deemed filed against each MCC-Debtor and shall be one Claim against and obligation of the MCC-Debtors.

B. Entry of the Confirmation Order shall constitute the approval, pursuant to § 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the Potash-Debtors (Potash and Eddy) for all purposes related to the Plan, including, without limitation, for purposes of voting, confirmation and distribution. On and as of the Effective Date, (i) all assets and liabilities of the Potash-Debtors shall be treated as though they were merged, (ii) all guarantees by the Potash-Debtors of the obligations of the other of the Potash-Debtors shall be eliminated, so that any Claim against the Potash-Debtors and any guarantee thereof executed by the other of the Potash-Debtors and any joint or several liability of any of the Potash-Debtors shall be one obligation of the Potash-Debtors, and (iii) each and every Claim filed or to be filed in the Case of the Potash-Debtors shall be deemed filed against each of the Potash-Debtors and shall be one Claim against and obligation of the Potash-Debtors.

C. The separate substantive consolidations effected pursuant to the above Sections 6.2.A. and 6.2.B. of the Plan shall not (other than for purposes related to funding distributions under the Plan and as set forth above in this Section) affect: (i) the legal and organizational structure of the Debtors; (ii) pre- and post-Confirmation Order guarantees, Liens, and security interests that are required to be maintained (a) in connection with any Executory Contract that was entered into during the Case or that has been or will be assumed or (b) pursuant to the Plan; (iii) defenses to any Cause of Action or requirements for any third party to establish mutuality in order to assert a right of setoff; and (iv) distributions out of any insurance policies or proceeds of such policies.

6.3. Corporate Restructure Transactions.

(1) Terra Transaction.

A. If all conditions precedent to closing the Terra Transaction in accordance with the Terra Stock Purchase Agreement have been satisfied or waived on or before the later of (i) 120 days after August 6, 2004, or (ii) 30 days after entry of the Confirmation Order or the next Business Day thereafter when no Order staying, reversing, modifying or amending the Confirmation Order is in effect and any applicable period to appeal such Confirmation Order has expired, or (iii) such other date to which the MCC-Debtors, the Committee and Terra Parent agree, and the Terra Transaction is ready to close on the Effective Date of this Plan, then the MCC-Debtors shall close the Terra Transaction on the Effective Date or as soon thereafter as is practicable and perform all actions of the Debtors under the Terra Transaction as provided in the Plan and the Terra Stock Purchase Agreement, and the actions provided in Section 6.3(2) and otherwise in the Plan for the Standalone Transaction shall not occur.

B.   Under the Terra Transaction, on or as of the Effective Date of the Plan, the MCC-Debtors shall cause such amendments to be made to their Articles of Incorporation, Bylaws or other governing documents as are necessary for MCC to satisfy the conditions precedent to closing, and to close and fully perform, the Terra Transaction and to comply with the provisions of the Bankruptcy Code.

C.   Under the Terra Transaction, on or as of the Effective Date of the Plan, the MCC-Debtors shall (i) cause MCC to issue and deliver to Terra one hundred (100) shares of MCC New Common Stock, and (ii) receive, or cause the Disbursing Agent to receive, from Terra and Terra Parent the Terra Cash Payment and the Terra Parent Common Stock and Terra Parent Preferred Stock, as defined herein or in, and pursuant to, the Terra Stock Purchase Agreement and deliver, or cause the Disbursing Agent to deliver, the Terra Parent Common Stock and Terra Parent Preferred Stock to the holders of Allowed Claims in Class 6A and to the holders of Allowed Claims in Class 7A who become entitled under Section 5.7 to receive the same and to the holders of Allowed Interests in Class 9A who are entitled under the Plan to receive the same. The 100 shares of MCC New Common Stock shall, after cancellation of the MCC-Old Equity Interests pursuant to this Plan, constitute 100% of the issued and outstanding capital stock of MCC.

D.   Under the Terra Transaction, on or as of the Effective Date of the Plan, the MCC-Debtors shall execute and deliver all agreements, documents, instruments or other papers required or appropriate to be executed by any of them for closing of the Terra Transaction in accordance with the Terra Stock Purchase Agreement, including any necessary financing or other documents.

E.   Under the Terra Transaction, on and after the Effective Date of the Plan, the Committee shall review, and if necessary and without approval of the Bankruptcy Court prosecute, compromise, settle, otherwise resolve or withdraw any complaint to, any claims by Terra to the Adjustment Amount and Holdback Amount, as such terms are defined in the Terra Stock Purchase Agreement, as contemplated therein, including Sections 2.7 and 12.3 thereof. In connection with resolution of the Adjustment Amount, the Distribution Agent shall receive and maintain reserves for (i) any remaining Disputed Claim and (ii) Committee post-closing expenses. The reserves for Disputed Claims shall be used to satisfy the respective Allowed amounts of such Disputed Claims.

F.   After the Effective Date and closing of the Terra Transaction, the Committee shall provide oversight of the Terra Stock which is, pursuant to the Terra Stock Purchase Agreement, placed and maintained in escrow and of the release from escrow and delivery thereof to the holders of Allowed Classes 6A and 7A Claims who may be entitled under the Plan to receive it. Plan distributions from such escrows, if any, shall be made by the Distribution Agent to holders of Allowed Class 6A and 7A Claims who become entitled to the equity distribution contemplated by clause (ii) of Section 5.7 of the Plan, in amounts and as of distribution record dates, as determined by the Committee in its reasonable discretion.

G.   On the Effective Date, Terra and Terra Parent under the Terra Transaction will cause the reorganized MCC-Debtors to have adequate working capital to fund distributions under the Plan and to carry on their business following the Effective Date pursuant to such financing arrangements with Terra Parent or third party lenders to Terra with respect to the provision of working capital and liquidity to the reorganized MCC-Debtors as may be consistent with the Amendment Letter attached hereto as Exhibit "C" and acceptable to Terra Parent, the Replacement DIP Lenders and the reorganized MCC-Debtors. Without limiting the scope of such arrangements, they may include some or all of the reorganized MCC-Debtors becoming borrowers and obligors under Terra Parent's existing revolving credit facilities and providing liens to such lenders over such MCC-Debtors' inventory and receivables and entering into loan and security documentation as may be necessary to give effect thereto.

H.   Under the Terra Transaction and in accordance with the Replacement DIP Amended Facility, the MCC-Debtors shall, on or as of the Effective Date, enter into and execute, as applicable, all loan, security and other agreements and documents as are necessary to place into effect and close the Replacement DIP Amended Facility. The Liens granted as collateral security for the Replacement DIP Claims shall, under the Terra Transaction, continue to secure all obligations of the reorganized MCC-Debtors under the Replacement DIP Amended Facility and shall continue to constitute valid binding and enforceable first priority Liens on the property and assets of the reorganized MCC-Debtors, subject only to Liens permitted by the terms of the Replacement DIP Amended Facility.

I.   Under the Terra Transaction, at the election of Terra Parent and the Replacement DIP Lenders, MCC will take appropriate action to incorporate and organize MCHI Holdco and to transfer MCC's interests in MCHI to MCHI Holdco.

(2)   Standalone Transaction.

A.   In the event (i) that termination of the Terra Stock Purchase Agreement has occurred, or (ii) that the Terra Transaction has not been closed and placed into effect on or before the later of (x) 120 days after August 6, 2004, or (y) 30 days after entry of the Confirmation Order or the next Business Day thereafter when no Order staying, reversing, modifying or amending the Confirmation Order is in effect and any applicable period to appeal such Confirmation Order has expired, or (z) such other date to which the MCC-Debtors, the Committee and Terra Parent agree, then on the Effective Date of this Plan, the MCC-Debtors and New MissChem shall enter into and close the Exit Facility and implement the Standalone Transaction.

B.   Under the Standalone Transaction, on or as of the Effective Date, the MCC-Debtors shall cause the incorporation and organization of New MissChem as a Delaware corporation, with Articles of Incorporation and Bylaws in substantially the forms as agreed to by the Committee. The initial members of the board of directors of New MissChem shall be designated by agreement between the MCC-Debtors and the Committee, failing in which agreement prior to the Effective Date, the initial members shall be designated by the Committee. Such initial directors shall serve until their successors have been duly elected and assumed office.

C.   Under the Standalone Transaction, on or as of the Effective Date, the MCC-Debtors shall cause Old MissChem to convey and transfer to New MissChem all MCC Subsidiary Interests and all other property and assets of Old MissChem (including without limitation all Cash and Cash equivalents and working capital assets) except for the equity interest in MCHI, the Offtake Agreement, the Shareholders' Agreement, the Interest in FMCL Limited Liability Company and all other contracts, agreements and rights held by Old MissChem relating to MCHI, PLNL and FMCL Limited Liability Company. At the election of the Exit Lenders, Old MissChem will take appropriate action to incorporate and organize MCHI Holdco and to transfer its interest in MCHI to MCHI Holdco on the Effective Date. Under the Standalone Transaction, on or as of the Effective Date the MCC-Debtors shall cause New MissChem to issue and deliver, or cause the Disbursing Agent to deliver, pursuant to the Plan the New MissChem Common Stock to the holders of Allowed Claims in Class 6A and to the holders of Allowed Claims in Class 7A who become entitled under Section 5.7 to receive New MissChem Common Stock and to issue and deliver, or cause the Disbursing Agent to deliver, pursuant to the Plan the New MissChem Warrants to the holders of Allowed Interests in Class 9A.

D. Under the Standalone Transaction, on or as of the Effective Date, New MissChem and Old MissChem shall enter into and execute (i) the Management Services Agreement, (ii) the Offtake Pass-Through Agreement, and (iii) the Offtake Shipping Pass-Through Agreement, which Agreements shall be acceptable to the Committee.

E. Under the Standalone Transaction, on or as of the Effective Date, or as soon thereafter as is practicable, the MCC-Debtors shall cause Old MissChem to effect such amendments in its Articles of Incorporation, Bylaws and other corporate governance documents as are necessary (i) to change its corporate name as determined by its board of directors; (ii) to reconstitute its board of directors to at least three (3) and not more than five (5) persons, with the initial members of the board of directors on or after the Effective Date being designated by agreement between the MCC-Debtors and the Committee, failing in which agreement prior to the Effective Date, the initial members shall be designated by the Committee; (iii) to effect such other amendments acceptable to the Committee as are necessary and appropriate in accordance with the Plan and Confirmation Order.

F. Under the Standalone Transaction and in accordance with the Exit Facility, the MCC-Debtors shall, on or as of the Effective Date, cause New MissChem and each of the MCC-Debtors to enter into and execute, as applicable, all loan, security and other agreements and documents as are necessary to place into effect and close the Exit Facility including without limitation the New MissChem Exit Facility Security Documents and the Old MissChem Exit Facility Security Documents. The new Liens granted as collateral security for the Exit Facility under the Standalone Transaction pursuant to the New MissChem Exit Facility Security Documents and the Old MissChem Exit Facility Security Documents, shall constitute valid binding and enforceable first priority Liens on the property and assets of the MCC-Debtors, and New MissChem, subject only to Liens permitted by the terms of the Exit Facility.

G. Accordingly, under the Standalone Transaction, the MCC-Debtors shall, on or as of the Effective Date, cause New MissChem to enter into and close (i) the New MissChem Revolving Facility, thereby providing funding for making payments in accordance with this Plan and funding for operating working capital and general corporate purposes for New MissChem and its subsidiaries, and (ii) the New MissChem Tranche A Term Facility, thereby providing additional funding for making payments in accordance with this Plan.

H.   Also under the Standalone Transaction, the MCC-Debtors shall, on or as of the Effective Date, cause Old MissChem to enter into and close the Old MissChem Tranche B Term Facility, thereby providing additional funding for making payments in accordance with this Plan.

I.   Also under the Standalone Transaction, the MCC-Debtors shall, on or as of the Effective Date, cause New MissChem to adopt and enter into the Management and Employee Severance and Incentive Program.

(3)   Phosphates Transaction.

A.   The "Phosphates Transaction" shall be a sale, after approval by the Bankruptcy Court pursuant to Section 363 of the Bankruptcy Code, of all or substantially all of the assets of the Phosphates-Debtor (Mississippi Phosphates Corporation) to a purchaser who states its intention to use such purchased assets in its continued operation of the business conducted by Phosphates, with such sale having been closed on or before the Effective Date of this Plan. Upon closing of such Phosphates Transaction, sale proceeds shall be applied (x) in accordance with the terms of the Replacement DIP Agreement or (y) as otherwise approved by the Replacement DIP Lenders, provided that if this Plan shall have been confirmed, any application pursuant to this clause (y) shall be consistent with Sections 5.10, 5.11, 5.12 and 5.13 of this Plan.

B.   If such Phosphates Transaction has been closed on or before the Effective Date, then on the Effective Date of the Plan, the Phosphates Surplus Distribution shall be made pursuant to Section 5.13 of the Plan, the Phosphates Interest shall be cancelled, and the Phosphates-Debtor corporate entity shall be dissolved.

C.   If such Phosphates Transaction has not been closed on or before the Effective Date, then the Phosphates-Debtor corporate entity will remain in existence and will continue owning its assets and operating its business, and the Phosphates Interests shall be cancelled and the Phosphates New Common Stock shall be issued on the Effective Date to the holders of Allowed Classes 4B and 5B Claims, pursuant to Sections 5.13 and 5.14 of the Plan, free and clear of any Liens or claims thereon, provided that all Cash payments to the holders of Allowed Class 2B Claims have been made in accordance with Section 5.11 of the Plan.

D.   The liability (if any) of the Phosphates-Debtor for any environmental obligations or liabilities for hazardous materials existing or arising on account of past, present or future assets or operations by Phosphates or its predecessors shall continue in effect after the Effective Date, unless otherwise discharged hereunder. None of the MCC-Debtors and their non-debtor subsidiaries, including MCHI, nor New MissChem under the Standalone Transaction nor Terra and Terra Parent under the Terra Transaction, nor any holder receiving a Class 4B or 5B distribution pursuant to the Plan, shall assume any such liability and each of them shall be fully discharged from and relieved of any and all such obligations and liabilities (if any) in any capacity whatsoever.

6.4. Plan Performance Actions.

A. On or as of the Effective Date, the MCC-Debtors, as well as New MissChem under the Standalone Transaction, shall enter into and close either the Terra Transaction or the Standalone Transaction, thereby enabling the MCC-Debtors to make the payments and take the actions as provided in the Plan.

B. On or as of the Effective Date, the MCC-Debtors, as well as New MissChem under the Standalone Transaction, shall cause there to be executed and delivered pursuant to the Plan all loan, security and other agreements and documents as are necessary to enter into and close either the Terra Transaction or the Standalone Transaction. The new Liens granted as collateral security for the Exit Facility under the Standalone Transaction shall constitute first priority Liens on the property and assets of the MCC-Debtors, and New MissChem under the Standalone Transaction, subject only to Liens permitted by the terms of the relevant financing; provided, however, that the new Liens granted as collateral security under either the Terra Transaction or the Standalone Transaction shall not attach to the stock issued by or other equity interest in MCHI or any of its subsidiaries or the assets of any of them, unless such attachment of new Liens would not violate or cause a breach under any contract to which any of the MCC-Debtors or MCHI or its subsidiaries is a party. Under the Terra Transaction, the Liens securing the MCC Replacement DIP Claims shall remain in full force and effect as collateral security for the Replacement DIP Amended Facility, and the priority of such Liens shall also be continued in effect and shall be subject only to Liens permitted by the Replacement DIP Amended Facility.

C. At the times designated in Articles 2 and 5, the MCC-Debtors, as well as New MissChem under the Standalone Transaction, the Phosphates-Debtor and the Potash-Debtors, respectively, shall cause the payments of Cash to be made pursuant to the Plan to the holders of Allowed Administrative Expense Claims and Allowed Claims in Classes 1A, 2A, 3A, 5A, 7A, 1B, 2B, 3B, 4B, 1C and 2C, as the case may be, by timely delivering to the Disbursing Agent their respective funds with which such payments of Cash shall be made by the Disbursing Agent to such holders in accordance with the Plan. Cash payments may be made by check or wire transfer.

D. On or as of the Effective Date, the MCC-Debtors shall (i), if the Terra Transaction is entered into and closed, deliver pursuant to the Plan the MCC Common Stock to Terra and deliver, or cause the Disbursing Agent to deliver, the Terra Parent Common Stock and Terra Parent Preferred Stock to the holders of Allowed Claims in Class 6A and to the holders of Allowed Claims in Class 7A who become entitled under Section 5.7 to receive the same and to the holders of Allowed Interests in Class 9A who are entitled under the Plan to receive the same; or (ii), if the Standalone Transaction is entered into and closed, to cause New MissChem to issue and deliver, or cause the Disbursing Agent to deliver, pursuant to the Plan the New MissChem Common Stock to the holders of Allowed Claims in Class 6A and to the holders of Allowed Claims in Class 7A who become entitled under Section 5.7 to receive New MissChem Common Stock and to issue and deliver, or cause the Disbursing Agent to deliver, pursuant to the Plan the New MissChem Warrants to the holders of Allowed Interests in Class 9A.

E.   On or as of the Effective Date, the MCC-Debtors shall cause New MissChem under the Standalone Transaction, if the Standalone Transaction is entered into and closed, to adopt and enter into the Management and Employee Severance and Incentive Program.

F.   On or as of the Effective Date, the MCC-Debtors shall, if the Standalone Transaction is entered into and closed, cause Old MissChem to issue and deliver pursuant to the Plan 100% of the issued and outstanding Old MissChem Common Stock to New MissChem.

G.   On or as of the Effective Date, the Phosphates-Debtor shall either (i), if substantially all assets of the Phosphates-Debtor have previously been sold, transferred and disposed of under the Phosphates Transaction, cause the Phosphates Surplus Distribution to be transferred to the holders of Allowed Claims in Classes 4B and 5B, the Phosphates Interest to be cancelled and the Phosphates-Debtor to be dissolved; or (ii), if substantially all assets of the Phosphates-Debtor have not previously been sold, transferred and disposed of under the Phosphates Transaction, cause the Phosphates New Common Stock to be issued and transferred to the holders of Allowed Claims in Classes 4B and 5B.

H.   Within sixty (60) days after the Effective Date, or such other date as the Court may set, the Potash-Debtors shall conduct a public auction of all assets, if any, of the Potash-Debtors, upon at least twenty (20) days notice to holders of Classes 1C and 2C Claims, and all such assets shall be sold and transferred to the highest and best bidder or bidders as determined by the Potash-Debtors. Within twenty (20) days of the receipt of the sale proceeds, or as soon thereafter as practicable, the full sale proceeds, net of sale expenses, shall be paid to the holders of Allowed Classes 1C and 2C Claims in accordance with the Plan. After such payment of net sale proceeds, and upon election of the Potash-Debtors, either or both of the Potash-Debtors may be dissolved.

I.   On, as of, or after the Effective Date, the Debtors, as well as New MissChem under the Standalone Transaction, shall cause all payments to be made, shall execute and deliver all instruments and documents, and shall perform all other actions as provided in this Plan or the Confirmation Order to occur on, as of, or after the Effective Date.

J.   The MCC-Debtors, as well as New MissChem under the Standalone Transaction, shall use Cash from their respective business operations and property development and use or disposition, from the assets vested in them under this Plan, from either the Terra Transaction or the Standalone Transaction, from their loans from lenders, and from future capital investments in them, to make all payments as provided in this Plan to be made by or on behalf of them and to fund their continued business operations and the maintenance, improvement and development of their properties and assets.

K.   The Potash-Debtors shall use Cash from their public auction sale described in the Plan to cause all payments as provided in Sections 5.15 and 5.16 of this Plan to be made by or on behalf of them.

L.   The Debtors shall continue the payment of any and all retiree benefits as contemplated by Bankruptcy Code § 1129(a)(13), and, under the Standalone Transaction, New MissChem shall guarantee such payments.

M. The Pension Plan shall remain in effect on the Effective Date and shall not be modified or affected by any provision of the Plan. Under the Terra Transaction, Terra Parent and each of its participating subsidiaries and affiliates, and their respective controlled group members shall have all responsibilities, duties, obligations and liabilities with respect to the Pension Plan under ERISA (including liabilities in the event of termination), the Internal Revenue Code and any other applicable law. Under the Standalone Transaction, New MissChem and each of its participating subsidiaries and affiliates, and their respective controlled group members shall have all responsibilities, duties, obligations and liabilities with respect to the Pension Plan under ERISA (including liabilities in the event of termination), the Internal Revenue Code and any other applicable law.

    6.5.   Resulting Corporate Structure Summary.

    A.   Under the Terra Transaction, and in accordance with Section 6.3(1) hereof:

1.   MCC:
(i)   Will continue owning 100% of the Subsidiary Interests and 100% of MCHI (or MCHI Holdco) equity and resulting 50% of PLNL, and 50% of FMCL Limited Liability Company, and 50% of Houston Ammonia Terminal, L.P.

(ii)   Will have debt structure of the Replacement DIP Amended Facility and such other working capital financing arrangements as are contemplated by Section 6.3(1)(G) hereof

(iii)   Will have issued MCC common stock, 100% to Terra

2.   MCC-Debtors except MCC
(i)   Will continue owning assets and operating businesses existing before Effective Date

(ii)   Will be wholly-owned subsidiaries of MCC

3.   Potash-Debtors:
(i)   Will own nominal assets, which will be sold at auction, with the net proceeds constituting the total funds available for distribution to holders of Allowed Classes 1C and 2C Claims

(ii)   Will then be dissolved

4.   Phosphates-Debtor:
(i)   Will, if the Phosphates Transaction has been closed on or before the Effective Date, be dissolved

(ii)   Will, if the Phosphates Transaction has not been closed on or before the Effective Date, continue owning its assets and operating its business, but its issued common stock will be owned 100% by the holders of Allowed Class 4B Claims

B. Under the Standalone Transaction, and in accordance with Section 6.3(2) hereof:

1. New MissChem:

(i) Will own 100% of Old MissChem Common Stock and will control 100% of domestic operations through ownership of 100% of Subsidiary Interests

(ii) Will have debt structure of the New MissChem Revolving Facility and the New MissChem Tranche A Term Facility

(iii) Will have issued New MissChem Common Stock, 100% to holders of Allowed Class 6A Claims and any holders of Allowed Class 7A Claims who become entitled under Section 5.7 of the Plan to receive stock, subject to dilution for future New MissChem Common Stock issued under New MissChem Warrants to holders of Class 9A MCC Old Equity Interests

2. MCC-Debtors except Old MissChem:

(i) Will continue owning assets and operating businesses existing before Effective Date

(ii) Will be wholly-owned subsidiaries of New MissChem

3. Old MissChem:

(i) Will continue owning 100% of MCHI (or MCHI Holdco) equity and resulting 50% of PLNL, and 50% of FMCL Limited Liability Company

(ii) Will have debt structure of the Old MissChem Tranche B Term Facility

(iii) Will have issued Old MissChem Common Stock, 100% to New MissChem

4. Potash-Debtors:

(i) Will own nominal assets, which will be sold at auction, with the net proceeds constituting the total funds available for distribution to holders of Allowed Classes 1C and 2C Claims

(ii) Will then be dissolved

5. Phosphates-Debtor:

(i) Will, if the Phosphates Transaction has been closed on or before the Effective Date, be dissolved

(ii) Will, if the Phosphates Transaction has not been closed on or before the Effective Date, continue owning its assets and operating its business, but its issued common stock will be owned 100% by the holders of Allowed Class 4B Claims

6.6. **Distribution Record Dates.**

A. As of the close of business on each distribution record date, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtors, their respective agents, or the indenture trustees shall be deemed closed, and the Disbursing Agent, indenture trustees and other parties, shall be entitled to recognize and deal for all purposes hereunder only with those record holders stated on the various transfer ledgers as of the close of business on such distribution record date, to the extent applicable. The Debtors, their respective agents and the indenture trustees shall continue to maintain their respective transfer registers and record subsequent transfers of Senior Note Claims and IRB Unsecured Claims until the Case is closed or further order of the Bankruptcy Court.

B. Notwithstanding any provision in the Plan to the contrary, in connection with any distribution under the Plan to be effected through the facilities of Depository Trust Company ("DTC") (whether by means of book-entry exchange, free delivery, delivery/withdrawal at custodian or otherwise), the Disbursing Agent or indenture trustees will be entitled to recognize and deal for all purposes under the Plan with holders of securities subject to such distribution to the extent consistent with the customary practices of DTC used in connection with such distributions.

6.7. **Indenture Trustee as Claim Holder.**

A. Consistent with Bankruptcy Rule 3003(c), the Debtors shall recognize the Proofs of Claim filed by the indenture trustees in respect of the MCC Bonds Unsecured Claims as set forth herein. Any Proof of Claim which is filed by the registered or beneficial holder of a MCC Bonds Unsecured Claim may be disallowed as duplicative of the Proof of Claim of the respective indenture trustee without need for any further action or Bankruptcy Court order.

6.8. **Surrender of Instruments.**

A. As and to the extent required by the Disbursing Agent or indenture trustees, as a condition to receiving any distribution under the Plan, each holder of a Claim or Interest represented by an instrument, including notes and certificates, must surrender such instrument held by it to the Disbursing Agent, indenture trustee or their respective designee, accompanied by a letter of transmittal substantially in the form acceptable to the Disbursing Agent, indenture trustee or their respective designee by which such holder agrees to hold the Disbursing Agent, indenture trustee or their respective designee harmless with respect to such instrument and any distribution under the Plan made on account thereof. Any holder of a Claim or Interest that fails to (i) surrender such instrument or (ii) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Disbursing Agent, indenture trustee or their respective designee, and furnish a bond in form, substance and amount reasonably satisfactory to the Disbursing Agent, indenture trustee or their respective designee, as of the Effective Date shall be deemed to have forfeited all rights and Claims and Interests and may not participate in any distribution under the Plan in respect of such Claims or Interests.

ARTICLE 7

PROVISIONS FOR RESOLUTION OF DISPUTED CLAIMS AND INTERESTS AND OBJECTIONS TO PROOFS THEREOF

7.1.   Unless otherwise provided in the Plan or Confirmation Order, the Committee under the Terra Transaction and New MissChem under the Standalone Transaction shall have the sole right after the Effective Date to object to and to contest the allowance of any Claims and Interests filed in the Case and to file any motions/complaints pursuant to Bankruptcy Code § 505.

7.2.   Except for any Claims or Interests previously Allowed or as provided for in the Plan, objections to Claims and Interests may be filed with the Court and served upon the Claimant on or before the later of (i) sixty (60) days after the Effective Date, or (ii) such other date as may be fixed by the Bankruptcy Court, after notice and a hearing.

7.3.   After the Effective Date, the Claimant whose Claim or Interest is the subject of a pending and unresolved objection but who has not previously filed a response to such objection, must file with the Court and serve upon the objecting party and the Committee a response to such objection prior to the expiration of thirty (30) days from the later of (i) the Effective Date or (ii) such other date as may be fixed by the Bankruptcy Court, after notice and a hearing. Failure to file such a response within such thirty (30) days time period shall constitute cause for the Court to enter a default judgment against the non-respondent, and to grant the relief requested in the objection.

7.4.   Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution provided in the Plan shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

7.5.   All Tort Claims are Disputed Claims. No distributions under the Plan shall be made on account of any Tort Claim unless and until such Claim is liquidated and becomes an Allowed Claim. Any Tort Claim which has not been liquidated prior to the Effective Date and as to which a Proof of Claim was timely filed in the Case shall be determined and liquidated in the administrative or judicial tribunal in which it is pending on the Effective Date or, if no action was pending on the Effective Date, in any administrative or judicial tribunal of appropriate jurisdiction. Any Tort Claim determined and liquidated (i) pursuant to a judgment obtained in accordance with this Section and applicable nonbankruptcy law which is no longer appealable or subject to review, or (ii) in any alternate dispute resolution or similar proceeding as same may be approved by order of a court of competent jurisdiction, shall be paid as follows: (A) to the extent such liquidated Tort Claim is, in whole or in part, included in insurance coverage, the insured portion shall be paid by the applicable insurer, and (B) to the extent any portion of such liquidated Tort Claim is not covered by insurance, such uninsured portion shall be deemed, to the extent applicable, an Allowed Claim in Class 7A, 4B or 2C as the case may be and treated in accordance with Sections 5.7, 5.13 or 5.16, as appropriate. Nothing in this Section 7.5 shall constitute or be deemed a waiver (1) of any rights under section 157(b) of Title 28 of the United States Code; (2) of any Cause of Action that the Debtors or any entity may hold against any other entity, including without limitation, insurers under any insurance policy; or (3) of any defenses available to the Debtors or insurers, including without limitation, coverage defenses.

7.6.   No holder of a Claim, other than a MCC Replacement DIP Claim or a Phosphates MCC Replacement DIP Claim, shall be entitled to interest or other charges solely on account of any passage of time before the Claim becomes an Allowed Claim.

7.7.   On and after the Effective Date, the Committee under the Terra Transaction and New MissChem under the Standalone Transaction shall, respectively, have the authority to compromise, settle, otherwise resolve, or withdraw any objections to Claims without approval of the Bankruptcy Court.

7.8.   Estimation of Claims. The Committee under the Terra Transaction and New MissChem under the Standalone Transaction may, respectively, at any time request that the Bankruptcy Court estimate any contingent or Disputed Claim pursuant to § 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Committee previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection. Subject to the provisions of § 502(j) of the Bankruptcy Code, in the event that the Bankruptcy Court estimates any contingent or Disputed Claim, the amount so estimated shall constitute the allowed amount of such Claim for distribution purposes. If the estimated amount constitutes a maximum limitation of the amount of such Claim, the Committee or New MissChem, as appropriate, may pursue supplementary proceedings to object to the allowance of such Claim. All of the aforementioned objection, estimation and resolution procedures are intended to be cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

ARTICLE 8

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

8.1.   Rejection. On the Effective Date, each Executory Contract (which includes unexpired leases) of the Debtors that has not been previously assumed by order of the Bankruptcy Court, is not the subject of a pending motion at that time to assume, or is not assumed pursuant to Sections 8.3 or 8.4 of the Plan, shall be deemed rejected effective as of immediately before the Petition Date. If the rejection of any Executory Contract results in damage to the other party or parties to the Executory Contract, a Proof of Claim for such damages must be filed with the Court and served on the Debtors and Committee within thirty (30) days after such rejection. Any Allowed Claim arising from the rejection of any Executory Contract of either of the Potash-Debtors shall be treated as an Allowed Potash/Eddy General Unsecured Claim, which shall be paid in accordance with the treatment of Allowed Class 2C Claims. Any Allowed Claim arising from the rejection of any Executory Contract of the Phosphates-Debtor shall be treated as an Allowed Phosphates General Unsecured Claim, which shall be paid in accordance with the treatment of Allowed Class 4B Claims. Any Allowed Claim arising from the rejection of any Executory Contract of an MCC-Debtor shall be treated as an

Allowed MCC Other General Unsecured Claim, which shall be paid in accordance with the treatment of Allowed Class 7A Claims.

8.2.   Rejection Claims.   Any Claim arising from the rejection of any Executory Contract not filed with the Court within the time period provided herein shall be deemed discharged and not entitled to participate in any distribution under the Plan or otherwise. The Debtors may file with the Court an objection to a Claim for damages arising from the rejection of any Executory Contract.

8.3.   Assumed.   The Executory Contracts previously assumed by the Debtors, which assumptions shall remain in effect pursuant to the Plan, are described on Schedule 8.3 attached hereto and incorporated herein by reference.

8.4.   Assumption.   On the Effective Date, each of the Executory Contracts (which includes unexpired leases) described on either the Schedule 4.22 to the Terra Stock Purchase Agreement relating to the MCC-Debtors or the Schedule 8.4 attached to this Plan relating to the Phosphates-Debtor which, in either instance, have not previously been rejected or assumed and assigned pursuant to the Court's Orders or which are not then the subject of a pending motion to reject or assume and assign shall be assumed by the MCC-Debtors or the Phosphates-Debtor, respectively, at which time and as to which the MCC-Debtors or the Phosphates-Debtor, respectively shall, except as to defaults described in Bankruptcy Code § 365(b)(2), (i) cure, or provide adequate assurance that they will promptly cure, an existing default by the MCC-Debtors or the Phosphates-Debtor, respectively, in the Executory Contract, (ii) compensate, or provide adequate assurance that they will promptly compensate, another party to the Executory Contract for any actual pecuniary loss to such other party resulting from such default, and (iii) provide adequate assurance of future performance by the MCC-Debtors or the Phosphates-Debtor, respectively, under such Executory Contract.

ARTICLE 9

DEFAULT

9.1.   Events of Default.   An event of default shall be deemed to have occurred if the Debtors or any holder of a Claim or Interest fails to take any action or fails to refrain from taking an action as set forth within this Plan or the Confirmation Order after the expiration of ten (10) calendar days following delivery to the defaulting party of written demand for cure of such default.

9.2.   Remedies for Defaults.   Upon the occurrence of an event of default, any personally aggrieved non-defaulting party may present an ex parte order to the Bankruptcy Court setting a date and time on not less than fifteen (15) calendar days written notice when such defaulting party must appear before the Bankruptcy Court and show cause why it should not be held in contempt of the Confirmation Order. If found to be in default of the Plan or the Confirmation Order, the Court may:

(i)   assess the costs of the movant in proceeding on the order to show cause against the defaulting party, such costs to be an amount not less than $2,000 or such higher amount as may have actually been incurred;

(ii)   designate a party to appear, sign, and/or accept the documents required under the Plan or the Confirmation Order on behalf of the defaulting party, in accordance with Rule 70 of the Federal Rules of Civil Procedure; and

(iii)   make such other orders as may be equitable which do not materially alter the terms of the Plan.

ARTICLE 10

CRAMDOWN REQUEST

10.1.   If any impaired Class of Claims or Interests for either (i) any of the MCC-Debtors substantively consolidated under Section 6.2.A of the Plan, or (ii) either of the Potash-Debtors substantively consolidated under Section 6.2.B of the Plan, or (iii) the Phosphates-Debtor, does not vote to accept the Plan by the requisite votes in number and amount required by Bankruptcy Code § 1126, the relevant Debtors reserve the right to amend the Plan as to it in accordance with Article 14 hereof, and the Court may nevertheless confirm the Plan as to it pursuant to the "cramdown" provisions of Bankruptcy Code § 1129(b), which may be requested by the Debtors orally at the Confirmation Hearing.

ARTICLE 11

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

11.1.   Effectiveness. The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 11.3 of the Plan:

(a)   The Confirmation Order shall have been entered by the Court in the Cases, and there shall not be a stay or injunction in effect with respect thereto, with the Confirmation Order being in form and substance acceptable (i) to the Debtors, (ii) [to the Committee, (iii) to the Replacement DIP Lenders, (iv)] to Terra and Terra Parent as to all provisions which impact upon the Terra Transaction, and (v) to the Exit Lenders as to all provisions material to the Standalone Transaction;

(b)   All actions, documents, and agreements necessary to implement the Plan shall have been effected or executed;

(c)   If the Terra Transaction is proceeding, the conditions to effectiveness of the Replacement DIP Amended Facility [(including, without limitation, the effectiveness of the guaranty of MCHI or MCHI Holdco (as the case may be) required thereby)] shall have been satisfied or waived in accordance with the terms thereof;

(d)   If the Standalone Transaction is proceeding, the conditions to effectiveness of the Exit Facility shall have been satisfied or waived in accordance with the terms thereof;

(e) All authorizations, consents, regulatory approvals, rulings, letters, opinions, or documents that are necessary to implement the Plan and that are required by law, regulation, or order shall have been granted, issued and be effective.

11.2. Failure of Conditions. Unless the MCC-Debtors, the Replacement DIP Lenders, the Committee and Terra Parent (to the extent such condition(s) impact(s) upon the Terra Transaction or the MCC-Debtor's compliance with Section 8.5 of the Terra Stock Purchase Agreement) agree otherwise, in the event that one or more of the conditions specified in Section 11.1 of the Plan has not occurred or been waived on or before one hundred twenty (120) days after entry of the Confirmation Order, (i) the Confirmation Order shall be vacated; (ii) no distributions under the Plan shall be made; (iii) the Debtors and all holders of Claims and Interests shall be restored to the *status quo ante* as of the day immediately preceding the date of entry of the Confirmation Order as though the Confirmation Order had never been entered; and (iv) the Debtors' obligations with respect to Claims and Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Interests by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in further proceedings involving the Debtors.

11.3. Waiver of Conditions. The Debtors, with the consent of the Committee and the Replacement DIP Lenders and to the extent not prohibited by applicable law, may waive any one (1) or more of the conditions precedent to effectiveness of the Plan set forth in Section 11.1 of the Plan, provided that the condition set forth in Section 11.1(d) may not be waived without the consent of the Exit Lenders.

ARTICLE 12

RETENTION OF JURISDICTION

12.1. The Court shall retain and have jurisdiction over all matters arising under the Bankruptcy Code, or arising in or relating to this Case or the Plan, including, but not limited to, proceedings:

(1) To resolve any matters related to the assumption, assumption and assignment or rejection of any Executory Contract (which includes unexpired leases) to which any of the Debtors is a party or with respect to which any of the Debtors may be liable, and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment of the Plan after the Effective Date, if any, and to add any Executory Contracts to the list of Executory Contracts to be rejected;

(2) To enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, transactions and other agreements or documents created in connection with the Plan, including but not limited to matters respecting the Terra Transaction;

(3) To hear and determine all Claims, controversies, suits and disputes against or by any of the Debtors or the Committee to the full extent permitted under 28 U.S.C. § 1334;

(4) To hear, determine and enforce all Claims and causes of action which may exist on behalf of any of the Debtors or the Committee or the Debtors' estates, including, but not limited to, any right of the Debtors or the Debtors' estates to recover assets pursuant to the provisions of the Bankruptcy Code;

(5) To hear and determine all timely objections to Administrative Expense Claims or to Proofs of Claim or Interests filed, both before and after the date of the Confirmation Order, including any objections to the classification of any Claim or Interest, and to allow, disallow, determine, liquidate, classify, estimate or establish the priority of or secured or unsecured status of any Claim, in whole or in part;

(6) To hear and determine any and all motions, adversary proceedings, applications and contested or litigated matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted by the Debtors, the Committee or another party after the Effective Date;

(7) To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, reversed or vacated;

(8) To issue such orders in aide of execution of the Plan, to the extent authorized by § 1142 and any other section of the Bankruptcy Code;

(9) To consider any modifications of the Plan, to cure any defect or omission therein, or reconcile any inconsistency therein with any order of the Court, including the Confirmation Order;

(10) To hear and determine all applications for awards of compensation for services rendered and reimbursement of expenses incurred in connection with the Case prior to the Effective Date;

(11) To hear and determine disputes arising in connection with or relating to the Plan or the interpretation, implementation or enforcement of the Plan or the extent of any Entity's obligations incurred in connection with or released or discharged under the Plan;

(12) To issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Entity with consummation or enforcement of the Plan;

(13)   To enforce, before or after the Case is closed, by injunction or otherwise the provisions provided for within this Plan, the Confirmation Order, or any final decree or other order entered by this Bankruptcy Court;

(14)   To determine any other matters that may arise in connection with or are related to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created in connection with or pursuant to the Plan or the Disclosure Statement;

(15)   To hear and determine matters concerning state, local and federal taxes in accordance with Bankruptcy Code §§ 346, 505 and 1146;

(16)   To hear and determine any other matter or for any purpose specified in the Confirmation Order that is not inconsistent with the Bankruptcy Code; and

(17)   To enter a final decree closing the Case.

ARTICLE 13

GENERAL PROVISIONS

13.1.   Disallowance of Claims. All Claims held by Persons against whom any of the Debtors has or has asserted a cause of action under §§ 542, 543, 550, 551 or 552 of the Bankruptcy Code, or that is a transferee of a transfer avoidable under §§ 544, 545, 547, 548, 549 or 553 of the Bankruptcy Code shall be deemed disallowed pursuant to § 502(d) of the Bankruptcy Code, and holders of such Claims may not vote to accept or reject the Plan, both consequences to be in effect until such time as such causes of action against that Person have been settled or a Final Order entered and all sums due the Debtors by that Person are turned over to the Debtors. Any and all Claims filed with the Bankruptcy Court after the Bar Date shall be disallowed and holders of such Claims may not vote to accept or reject the Plan.

13.2.   Title to Assets. Except as otherwise provided by the Plan, on the Effective Date, title to all assets and properties included in the bankruptcy estates of this Case shall vest in the respective Debtors in accordance with § 1141 of the Bankruptcy Code. In all respects and in accordance with Bankruptcy Code § 1141(a), the provisions of this Plan shall bind the Debtors, the Entities described in Article 6 hereof as providing a portion of the funding and other means for the Debtors' performance of the Plan, and all Creditors, Interest Holders or general partners of the Debtors, whether or not the Claims or Interests of such Creditors, Interest Holders or general partners of the Debtor are impaired under the Plan and whether or not such Creditors, Interest Holders or general partners have accepted the Plan.

13.3.   Plan Supplement. The documents listed on Schedule 13.3 attached hereto and incorporated herein by reference shall be contained in the Plan Supplement and filed in the Case at least seven (7) Business Days prior to the last day upon which holders of Claims may vote to accept or reject the Plan. Upon its filing in the Case, copies of the Plan Supplement may be obtained either (i) electronically *via* the internet at http://www.bmccorp.net/misschem, the website of the Disbursing Agent, or (ii) by requesting copies thereof from Quick Print Plus by facsimile at (601) 355-3565 or by telephone at (601) 352-7874, or may be inspected in the office of the Clerk of the Bankruptcy Court during normal business hours of the office.

13.4. <u>Releases of all Liens</u>. Except as to the Replacement DIP Amended Facility and the Exit Facility or as otherwise provided by the Plan, on the Effective Date, all Liens on any assets and property of any of the Debtors shall be deemed to be released and discharged, and all Claims related thereto shall be canceled and discharged pursuant to the Plan.

13.5. <u>Cancellation of Notes, Instruments, Debentures and Equity Securities</u>. On the Effective Date, except to the extent provided otherwise in the Plan, all notes, instruments, certificates and other documents evidencing Claims against any of the Debtors and all equity Interests in MCC, in the Phosphates-Debtor and in either of the Potash-Debtors shall be canceled and deemed terminated, except for purposes of making any distributions under the Plan, including as provided in Section 6.6A of the Plan.

13.6. <u>Term of Existing Injunctions or Stays</u>. Unless otherwise provided in the Plan or the Confirmation Order, all injunctions or stays provided for in the Case pursuant to §§ 105, 362 or 525 of the Bankruptcy Code, or otherwise, and in existence on the date of the Confirmation Order, shall remain in full force and effect until the Effective Date.

13.7. <u>Injunction</u>. *Except for the Replacement DIP Lenders and the Exit Lenders under or in connection with the Replacement DIP Amended Facility and the Exit Facility, as the case may be, and except as otherwise expressly provided in the Plan or the Confirmation Order, all Persons or Entities who have held, hold or may hold Claims, Interests or Causes of Action against or in any of the Debtors are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim, Interest or Cause of Action against any of the Debtors or New MissChem, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against any of the Debtors or New MissChem, (c) creating, perfecting, or enforcing any Lien or other encumbrance of any kind against any of the Debtors or New MissChem or against the property or interests in property of any of the Debtors or New MissChem, (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from any of the Debtors or New MissChem or against the property or interests in property of any of the Debtors or New MissChem, with respect to any such Claim or Interest, (e) commencing or continuing in any manner any action or other proceeding of any kind with respect to any Claims or Causes of Action which are extinguished or released pursuant to the Plan, and (f) taking any actions to interfere with the implementation or consummation of the Plan, other than any rights of appeal of the Confirmation Order as may exist; provided, however, that such injunction shall not preclude the United States of America or its governmental units from enforcing their police or regulatory powers; and, provided, further, that except in connection with a properly filed Proof of Claim in which case such Claim when Allowed shall receive the treatment specified under the Plan for Claims in the relevant Class, the foregoing proviso does not permit the United States of America or any of its governmental units to obtain any monetary recovery from any of the Debtors or New MissChem or their property or interests in property with respect to any such Claim, Interest or Cause of Action, including, without limitation, any monetary claim or penalty in furtherance of a police or regulatory power. FURTHERMORE, EXCEPT AS OTHERWISE SET FORTH IN THE PLAN, THE*

CONFIRMATION ORDER SHALL PERMANENTLY ENJOIN THE COMMENCEMENT OR PROSECUTION BY ANY ENTITY, WHETHER DIRECTLY, DERIVATIVELY OR OTHERWISE, OF ANY CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED OR DISCHARGED PURSUANT TO THE PLAN, INCLUDING BUT NOT LIMITED TO THE CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED OR SUBJECT TO EXCULPATION PURSUANT TO THE TERMS OF SECTIONS 13.8.A. AND 13.8.B. OF THIS PLAN.

13.8. <u>Release of Causes of Action; Exculpation.</u>

A. *Each of the Debtors and each holder of a Claim or Interest who either (i) accepts a distribution under the Plan, (ii) votes to accept the Plan, or (iii) does not timely submit its Ballot voting on the Plan, shall be conclusively deemed for all purposes to have forever waived any and all Causes of Action against the Debtors and all Covered Parties, and released all Covered Parties from all Causes of Action, including but not limited to all Causes of Action arising in connection with or related to any act or omission in connection with, relating to, or arising out of, the Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan or any of the Transactions contemplated by the Plan, to the fullest extent permissible under applicable law, except as to obligations of the Debtors expressly provided in this Plan or the Confirmation Order. On the Effective Date, any and all Causes of Action by or derivatively through any Debtor against any of the Covered Parties shall automatically and immediately be fully and finally waived, released and discharged for all purposes.*

B. *Neither any of the Debtors or their estates existing before or after the Effective Date nor any of the Covered Parties shall have or incur any liability to, or be subject to any right of action by, any of the Debtors or any holder of a Claim or Interest or the Committee or any other party in interest in the Cases, or any of their respective owners, members, officers, directors, managers, employees, agents, representatives, attorneys, advisors or other professional representatives, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of (i) the Cases, (ii) any act taken or omitted to be taken on or after the Petition Date in connection with the Cases, or (iii) the Disclosure Statement, the Plan or the documents and actions necessary to perform the Plan, except for obligations of the Debtors or any of the Covered Parties expressly arising under or in accordance with the Plan and Confirmation Order, and except for their willful misconduct or gross negligence; and each of the Debtors and the Covered Parties shall be entitled to rely reasonably upon the advice of counsel with respect to their duties and responsibilities under the Plan and Confirmation Order.*

C. Notwithstanding any provision in the Plan, no person that was, prior to entry of the Confirmation Order, liable in any respect for the Pension Plan (collectively, the "Non-Released Pension Plan Parties") shall be discharged or released from any liability with respect to the Pension Plan on account of the Plan or Confirmation Order. Neither the Pension Benefit Guaranty Corporation nor the Pension Plan shall be enjoined or precluded from enforcing any such liability on the Non-Released Pension Plan Parties as a result of the Plan's provisions or the confirmation thereof.

13.9. <u>Survival of Corporate Indemnity Obligations</u>. Any and all obligations of any of the Debtors in effect on or after the Petition Date to indemnify and hold harmless any officer, director or other Affiliate or other representative of any of the Debtors under any provision of the Articles of Incorporation, Bylaws, corporate resolutions or written contracts of any of the Debtors or applicable state law shall continue in full force and effect in accordance with the terms thereof on and after the Effective Date.

13.10. <u>Restrictions on Payments</u>.

A.   This Plan contemplates the payment of Allowed Claims only. No Disputed Claims shall be paid, nor shall distributions be made to an Entity holding a Disputed Claim, until and only to the extent that such Claim, or any part thereof, becomes an Allowed Claim, if ever. Any Claim not specifically classified within this Plan shall receive no distribution under the Plan on account of such Claim, and shall be deemed discharged and forever barred. Checks or drafts issued to Entities holding Allowed Claims and not presented for payment within ninety (90) days following the date of the check or draft shall be deemed canceled and non-negotiable thereafter. Any Entity to whom a check or draft has been issued pursuant to the Plan who has neither presented such check or draft for payment within such 90-day time period nor notified the Debtors in writing within 90 days after the distribution thereof of the address to which such check or draft can be sent to such Entity shall conclusively be deemed to have abandoned the right of such Entity to receive a distribution under the Plan, and such right shall thereupon be terminated and canceled. Distributions under the Plan will be governed by the provisions of §§ 508, 509 and 510 of the Bankruptcy Code, where applicable.

B.   All distributions on account of Allowed Claims pursuant to the Plan shall be allocated first to the principal amount of the Allowed Claim, with any excess allocated to unpaid accrued interest.

C.   Notwithstanding any other provision of the Plan, no payment of Cash in amounts less than Fifteen Dollars ($15.00) shall be made to any holder of a Claim, and Cash distributions in accordance with the Plan will be rounded down to the nearest whole dollar.

D.   No fractional shares of Terra Parent Common Stock, Terra Parent Preferred Stock, New MissChem Common Stock or New MissChem Warrants, or Cash in lieu thereof, shall be distributed. For purposes of distribution under the Plan, fractional shares of Terra Parent Common Stock, Terra Parent Preferred Stock, New MissChem Common Stock or New MissChem Warrants shall be rounded down to the next whole number or zero, as applicable. None of the Disbursing Agent, indenture trustees or their respective designee shall have any obligation to make a distribution that is less than one (1) share of Terra Parent Common Stock, Terra Parent Preferred Stock, New MissChem Common Stock or New MissChem Warrants.

E.   Distribution of any Terra Parent Common Stock or Terra Parent Preferred Stock in connection with the Terra Transaction, or New MissChem Common Stock in connection with the Standalone Transaction, to any holder of a Claim or Interest located in a jurisdiction outside of the United States is conditioned on receipt by the MCC-Debtors from such holder of such Claim or Interest of evidence satisfactory to the MCC-Debtors that the distribution is legally permitted to be made in such foreign jurisdiction. The MCC-Debtors will reasonably cooperate with any such holder, at the holder's expense and without imposing any incremental liability on the MCC-Debtors, in making any filings or taking any other actions in order to make the distribution in such foreign jurisdiction legally permissible. In any event, any holder of a Claim or Interest located in a jurisdiction outside of the United States who has not received any such equity distribution within one year of the later of the Effective Date or the date on which such Claim or Interest becomes Allowed, shall have its Claim or Interest for such equity distribution discharged and shall be forever barred from asserting any such Claim or Interest against Terra, Terra Parent, Old MissChem, New MissChem, any successor to any of such entities, and any assets of any such respective entities or their successors. In such cases, any Terra Parent Common Stock or Terra Parent Preferred Stock under the Terra Transaction, or New MissChem Common Stock under the Standalone Transaction, shall be distributed by the Disbursing Agent Prorata to the holders of Allowed Class 6A Claims and Allowed Class 7A Claims who become entitled to the equity distribution contemplated by clause (ii) of Section 5.7 of this Plan.

13.11. <u>Dates</u>. Bankruptcy Rule 9006 is incorporated herein for purposes of calculating the dates set out herein. Whenever any distribution to be made under the Plan is due on a day other than a Business Day, such distribution will instead be made, without penalty or interest, on the next Business Day. The Court shall retain power, after the Confirmation Order, to extend distribution dates for cause, upon motion and after notice and a hearing to affected parties.

13.12. <u>Debtor Actions</u>. Each of the Debtors and New MissChem is authorized to execute, deliver, file and/or record such contracts, instruments, releases, agreements and other documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. Nothing contained herein shall prevent the Debtors or New MissChem from taking such actions as may be necessary to consummate the Plan, although such actions may not specifically be provided for within the Plan, so long as such actions are neither contrary to nor inconsistent with the terms of the Plan or the Confirmation Order.

13.13. <u>Corporate Action</u>. On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the directors, stockholders or other equity owners of one or more of the Debtors and New MissChem, including without limitation, (i) the authorization to issue or cause to be issued all of the documents included in the Plan Supplement, (ii) the effectiveness of the Articles of Incorporation, Bylaws, and amendments thereto of any of the Debtors or New MissChem made in accordance with the Plan, (iii) all restructuring transactions effectuated pursuant to the Plan, (iv) the election of directors and officers of any of the Debtors and New MissChem, (v) the authorization and approval of the new revolving credit facility, new term loan, etc., (vi) qualification of any of the Debtors and New MissChem as a foreign corporation wherever the conduct of business by them requires such qualification, shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to applicable general corporation law of the states in which the Debtors and New MissChem are incorporated, without any requirement of further action by the directors, stockholders or other equity owners of the Debtors and New MissChem. On the Effective Date, or as soon thereafter as practicable, the Debtors and New MissChem shall, if required, file their amended or initial Articles of Incorporation or other corporate charter documents with the secretary of state or other appropriate regulatory officer of the state in which each such entity is or will be incorporated, in accordance with the applicable general corporation law of each such state. On or as of the Effective Date, all prior actions lawfully taken by the respective Boards of Directors of the Debtors and then in effect shall be deemed ratified by entry of the Confirmation Order and still in effect, except to the extent contrary to or inconsistent with the terms of the Plan or the Confirmation Order.

13.14. Avoidance Actions. From and after the Effective Date, the Committee under the Terra Transaction and New MissChem under the Standalone Transaction shall, respectively, have the authority, without approval of the Bankruptcy Court, to prosecute, and to compromise, settle, and otherwise resolve or withdraw any complaint respecting, any avoidance, equitable subordination or recovery actions under §§ 105, 502(d), 510, 542 through 551, and 553 of the Bankruptcy Code that belong to the Debtors or Debtors-in-Possession, provided that the Committee gives reasonable notice to and consults with Terra and Terra Parent before commencing any such actions after the Effective Date under the Terra Transaction.

13.15. Discharge of Committee. Except as otherwise provided herein or in the Confirmation Order, the appointment and duties and authority of the Committee and its counsel and its other professionals shall continue in effect until the entry of the final order closing the Cases or such other date as the Court may fix.

13.16. Post-Effective Date Fees and Expenses. From and after the Effective Date, the Debtors and New MissChem shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of professional persons thereafter incurred by them, including without limitation, those fees and expenses incurred in connection with the implementation and consummation of the Plan. From and after the Effective Date, the expenses of the Committee, including the reasonable expenses of Committee members and the reasonable fees and expenses of professional persons thereafter employed by the Committee, shall, without the necessity for any approval by the Bankruptcy Court, be paid from (i) Post Closing Expenses (as such term is defined in the Terra Stock Purchase Agreement); (ii) any reserve amounts for Disputed Claims in excess of the respective Allowed amounts as contemplated in Section 6.3(1)E of the Plan; (iii) any Committee recoveries as contemplated in Section 7.1 of the Plan; and (iv) any Committee recoveries as contemplated in Section 13.14 of the Plan; provided, however, that funds included in clauses (i) or (ii) above and included in clauses (iii) or (iv) above as having arisen within or on account of the MCC-Debtors shall only be used for payment of Committee expenses relating to the MCC-Debtors; and, provided, further, that funds included in clauses (iii) or (iv) above as having arisen within or on account of either the Phosphates-Debtor or the Potash-Debtors shall only be used for payment of Committee expenses relating to the Phosphates-Debtor or the Potash-Debtors, respectively. Any amounts in (i) through (iv) above remaining after the Committee has completed all of its obligations pursuant to the Plan and all related Committee fees and expenses have been paid shall then be distributed by the Distribution Agent to holders of Allowed Class 6A and 7A Claims who become entitled to the equity distribution contemplated by clause (ii) of Section 5.7 of the Plan, to the extent any such remaining amounts arose within or on account of the MCC-Debtors; and any such amounts so remaining shall be distributed by the Disbursing Agent to the holders of Allowed Class 5B Claims to the extent any such remaining amounts arose within or on account of the Phosphates-Debtor and to the holders of Allowed Class 2C Claims to the extent any such remaining amounts arose within or on account of the Potash-Debtors.

13.17. Inconsistencies. Except as otherwise expressly provided herein, to the extent the Plan is inconsistent with any other documents, the provisions of the Plan shall be controlling.

13.18. Preservation of Insurance. The discharge and release of the Debtors as provided in the Plan or Confirmation Order shall not diminish or impair the enforceability of any insurance policies that may cover Claims against any Debtor or other Person.

13.19. Post-Effective Date Reporting. In the case of the Standalone Transaction, at all times during the period commencing with the Effective Date and continuing thereafter for 18 months, New MissChem shall cause the New MissChem Common Stock to be registered under Section 12(g), and will timely file with the SEC all reports required to be filed pursuant to Section 13, of the Securities and Exchange Act of 1934, as amended, and applicable to a U.S. company subject to such sections, within such time limits and periods provided therefor, notwithstanding that New MissChem may not be required to remain subject to the reporting requirements of Section 13 of such Act.

13.20. Sections 1145 and 1146 Exemptions. The exemptions from securities laws provided by § 1145 of the Bankruptcy Code shall apply to all securities transactions pursuant to or contemplated in the Plan or the Confirmation Order, including but not limited to the Terra Parent Common Stock, the Terra Parent Preferred Stock, the Terra Parent Common Stock issuable upon reduction of the Terra Parent Preferred Stock, the New MissChem Common Stock and the New MissChem Warrants, each of which shall be issued under and shall have the benefit of § 1145 of the Bankruptcy Code. Pursuant to § 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or debt or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest under the Plan, the making or assignment of any lease or sublease under the Plan, or the making or delivery of any instrument of transfer under, in furtherance of, or in connection with the Plan, shall not be subject to any stamp, real estate, transfer, mortgage recording, use or other similar tax.

13.21. Governing Law. Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent that an exhibit hereto or in the Plan Supplement or a document or instrument executed pursuant to the Plan provides otherwise, the rights, duties and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the Bankruptcy Code and, to the extent not inconsistent therewith, the laws of the State of Mississippi without giving effect to principles of conflicts of laws.

13.22. Notices. All notices, requests and demands to or upon the Debtors or as otherwise provided herein to be effective shall be in writing, including by facsimile transmission, and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered to all of the following or, in the case of notice by facsimile transmission, when received by all of the following and telephonically confirmed, addressed as follows or to such other addresses as filed with the Bankruptcy Court after the date of the Confirmation Order:

Mississippi Chemical Corporation, *et al.*
ATTN: Coley L. Bailey, CEO
Post Office Box 388
Yazoo City, MS 39194-0388
Telephone: (662) 751-2378
Facsimile: (662) 751-2912

WITH COPIES TO:

Phelps Dunbar LLP   *and*   Mississippi Chemical Corporation
ATTN: James W. O'Mara   ATTN: John M. Flynt, General Counsel
111 East Capitol Street, Suite 600   Post Office Box 388
Post Office Box 23066   Yazoo City, MS 39194-0388
Jackson, MS 39225-3066   Telephone: (662) 751-2378
Telephone: (601) 352-2300   Facsimile: (662) 751-2936
Facsimile: (601) 360-9777   Email: jflynt@misschem.com
Email: omaraj@phelps.com

AND ALSO WITH COPIES TO:

Kirkland & Ellis LLP   Orrick, Harrington & Sutcliffe LLP
ATTN: Carter W. Emerson, P.C.   ATTN: Thomas L. Kent
      James W. Kapp, III   666 Fifth Avenue
200 East Randolph   New York, NY 10103
Chicago, IL 60601   Telephone: 212-506-5072
Telephone: 312-861-2000   Facsimile: 212-506-5151
Facsimile: 312-061-2200   Counsel to the Committee
Counsel to Terra and Terra Parent

Simpson, Thacher & Bartlett LLP
ATTN: Mark J. Thompson
      David J. Mack
425 Lexington Avenue
New York, NY 10017
Counsel to Replacement DIP Lenders and
      Exit Lenders

13.23. Section Headings. The section headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of the Plan.

ARTICLE 14

MODIFICATIONS

14.1. After entry of the Confirmation Order, the Debtors may, with the consent of the Replacement DIP Lenders and the Committee, as well as the Terra Parent to the extent such modification impacts upon the Terra Transaction, and with Court approval, and so long as it does not materially and adversely affect the rights, as set forth in the Plan, of the holders of Claims or Interests and other parties in interest that do not consent, modify the Plan to remedy any defect or omission or reconcile any inconsistency in the Plan or in the Confirmation Order, in such manner as may be necessary to carry out the purposes and intent of the Plan.

ARTICLE 15

DISCHARGE

15.1. Except as otherwise provided in the Plan or in the Confirmation Order, confirmation of the Plan shall act as a discharge and dismissal, effective as of the Effective Date, of all Claims against the Debtors that arose at any time before entry of the Confirmation Order. Pursuant to the Bankruptcy Code, the discharge of the Debtors will be effective as to each Claim, regardless of whether a Proof of Claim therefor was filed, whether the Claim is an Allowed Claim, or whether the holder thereof votes to accept the Plan. All property and assets transferred by the Debtors to holders of Allowed Claims and to other parties in interest pursuant to the Plan shall vest in such holders or such parties in interest, as the case may be, free and clear of all Claims, Liens and encumbrances of Creditors and Equity Security Holders, except to the extent contemplated by the Plan.

15.2. Except as otherwise provided in the Plan or in the Confirmation Order, confirmation of the Plan shall also constitute an injunction against any action by or on behalf of the holder of any Claim so discharged seeking to collect a Claim in any manner other than as specified in the Plan. The Confirmation Order will permanently enjoin the commencement or prosecution by any Person, whether directly, derivatively or otherwise, of any Claims, Interests, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action or liabilities which are discharged or released pursuant to the Plan.

ARTICLE 16

CLOSING THE CASE

16.1. Upon performance of all actions required by the Plan, the Plan shall be deemed to be fully consummated.

16.2. Upon such full consummation of the Plan, the Debtors may move the Bankruptcy Court for a final decree closing the Case and granting such other order as may be just.

[remainder of this page intentionally left blank]

DATED: September 2, 2004.

Respectfully submitted,

MISSISSIPPI CHEMICAL CORPORATION, *et al.*

By:

James W. O'Mara, MS Bar No. 3929
Douglas C. Noble, MS Bar No. 10526
Christopher R. Maddux, MS Bar No. 100501
PHELPS DUNBAR LLP
111 East Capitol, Suite 600
Post Office Box 23066
Jackson, Mississippi 39225-3066
Telephone: (601) 352-2300
Facsimile: (601) 360-9777

Attorneys for Debtors and Debtors-in-Possession
MISSISSIPPI CHEMICAL CORPORATION, *et al.*

EXHIBIT A

June 23, 2004

Mississippi Chemical Corporation
Exit Term Loan and Revolving Credit Facility
Commitment Letter

Mississippi Chemical Corporation
3622 Highway 49 East
Yazoo City, Mississippi 39194-0388
Attn: Chief Financial Officer

Ladies and Gentlemen:

You have advised Perry Principals Investments LLC ("Perry"), Citigroup Global Markets Inc. ("CGMI"; and together with Perry, the "Arrangers") and Citicorp North America, Inc. ("CNAI" and together with CGMI, "Citigroup" and together with Perry, the "Commitment Parties") that Mississippi Chemical Corporation, a Mississippi corporation (the "Company"), together with its wholly owned direct and indirect domestic subsidiaries (such subsidiaries, the "Guarantors"), have filed voluntary petitions commencing cases (the "Cases") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Mississippi (the "Bankruptcy Court"). The Cases are pending in the Bankruptcy Court and jointly administered under Case No. 03-02984 WEE. Reference is also made to the commitment letter between us (such commitment letter, the "DIP Commitment Letter"), dated as of the date hereof, for a DIP Facility provided by us to replace (i) the post petition financing currently provided pursuant to the Harris DIP Credit Agreement, (ii) the post petition financing currently provided pursuant to the Supplemental DIP Credit Agreement, and (iii) the pre-petition financing provided pursuant to the Pre-Petition Credit Agreement (as each such term is defined in the DIP Commitment Letter). You have asked us to provide a commitment for an Exit Financing to enable the Company to emerge from Chapter 11 and to repay the DIP Facility to be provided pursuant to the DIP Commitment Letter.

In that connection, each of Perry and CNAI is pleased to advise you of its several commitment, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the "Summary Of Major Terms And Conditions For Revolving Credit And Term Loan Exit Facility" attached hereto as Exhibit A (the "Term Sheet"), to provide the Company with (A) in the case of CNAI, $114,000,000 (including the entire revolving facility) and (B) in the case of Perry, $96,000,000 of a $210,000,000 senior secured term and revolving credit facility (the "Exit Facility"), all of the Company's obligations under which will be guaranteed by the Guarantors on a senior secured basis as described in the Term Sheet.

It is understood and agreed that the Arrangers will act as the sole and exclusive arrangers and bookrunners for the Exit Facility, and will, in such capacities, perform the duties customarily associated with such roles. CNAI will act as administrative agent and collateral agent for the Exit Facility and will, in such capacity perform the duties customarily associated with such role. It is further understood and agreed that (a) no additional agents or co-agents or arrangers will be appointed and no additional titles will be awarded in connection with the Exit Facility without the approval of each of the Arrangers, and (b) no person or entity will receive compensation outside the terms contained herein to obtain its commitment to participate in the Exit Facility.

To enable each Commitment Party to bring relevant expertise to bear on its engagement under this Commitment Letter from among its affiliates, the Company agrees that the Commitment Parties may perform the services contemplated hereby in conjunction with their respective affiliates, and that any of such affiliates performing services hereunder shall be entitled to the benefits and subject to the terms of this Commitment Letter.

Each Commitment Party's commitment hereunder is subject to the negotiation, execution and delivery of definitive documentation with respect to the Exit Facility consistent with the Term Sheet and otherwise reasonably satisfactory in form and substance to each of them.

Each Commitment Party's commitment hereunder is also subject to (a) its reasonable satisfaction with, and the approval by the Bankruptcy Court of, (i) all aspects of the Exit Facility and the transactions contemplated thereby, including without limitation, the liens to be granted to secure the Exit Facility and all definitive documentation in connection therewith consistent with the Term Sheet and (ii) all actions to be taken, undertakings to be made and obligations to be incurred by the Company and the Guarantors in connection with the Exit Facility; (b) there not having occurred, or become known to any Commitment Party, any material disruption or material adverse change (or information regarding such a material disruption or material adverse change) in the business, condition (financial or otherwise), operations, or assets of the Company and its subsidiaries on a consolidated basis from that shown in the information made available to any Commitment Party by the Company or its representatives on or prior to the date hereof; (c) the entry by the Company into the DIP Facility, as contemplated by the DIP Commitment Letter, by the first business day following entry of an order by the Bankruptcy Court approving the DIP Facility pursuant to a final hearing on the Company's motion therefor held on the first date available for such final hearing (such order to be entered by no later than August 15, 2004), and no event of default under the DIP Facility having occurred and being continuing; (d) the entry by the Bankruptcy Court of a Confirmation Order confirming the Lender Approved Plan (as defined below) and entry into the Exit Facility, and the satisfaction of the initial conditions to funding under the Exit Facility, by the date the DIP Facility shall terminate in accordance with its terms; (e) the accuracy and completeness of all representations that the Company or any of its affiliates makes to each Commitment Party and all information that the Company or its affiliates furnishes to any Commitment Party; and (f) the other conditions set forth or referred to in the Term Sheet or in the side letter entered into contemporaneously herewith, which has been disclosed to the Official Committee of Unsecured Creditors and the terms of which have been disclosed to the Bankruptcy Court. Those matters that are not covered by or made clear under the provisions hereof or of the Term Sheet are subject to the approval and agreement of each Commitment Party and the Company.

Notwithstanding the above, each Commitment Party's commitment hereunder is also expressly subject to (i) the Company filing with the Bankruptcy Court, by no later than July 31, 2004 a plan of reorganization in the Cases which is reasonably acceptable to the Company, the Agent, the Arrangers, and the Exit Lenders, (such a plan, "Lender Approved Plan"), and (ii) such Lender Approved Plan not being amended, supplemented or withdrawn at any time without the prior written consent of the Arrangers, the Agent and the Exit Lenders (such consent not to be unreasonably withheld).

Notwithstanding that the several commitments hereunder of Perry and CNAI aggregate the entire amount of the Exit Facility, each Arranger reserves the right, after the execution of definitive documentation with respect to the Exit Facility, to syndicate all or part of its term commitment hereunder to one or more other financial institutions, that will become parties to such definitive documentation pursuant to a syndication to be managed jointly by the Arrangers (the financial institutions becoming parties to such documentation being collectively called the "Exit Lenders"). Accordingly, following a request by the Arrangers, you agree to provide reasonable assistance to the Arrangers in completing a timely and orderly syndication that is reasonably satisfactory to the Arrangers. The Arrangers will make up to 25% of the Tranche A Term Loans and the Tranche B Term Loans available on a pro-rata basis to all holders of "Bond Unsecured Claims" (as defined in the Lender Approved Plan) of the Company who wish to participate in it and will enter into a confirmatory agreement to do so that is satisfactory in form and substance to the Arrangers on or before the filing of the Lender Approved Plan with the Bankruptcy Court. The terms of such participation will be determined in the sole discretion of the Arrangers. It is not the Arrangers' current intention to syndicate the remainder of the Exit Facility but their rights to do so are expressly reserved. Each of Perry's and CNAI's commitment hereunder will be reduced by the amount of any commitments to provide a portion of the Exit Facility that are accepted from other prospective Exit Lenders and that are reasonably satisfactory to you.

You hereby represent and covenant that (a) all information concerning the Company, the Guarantors and other affiliates of the Company (the "Information"), exclusive of the Projections (as defined below) that has been or will be made available to any Commitment Party by you or any of your authorized representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements are made and (b) all financial projections concerning the Company, the Guarantors and other subsidiaries of the Company (the "Projections") that have been or will be prepared by you and made available to any Commitment Party have been or will be prepared in good faith based upon assumptions that the Company believes are reasonable at the time made and at the time the related Projections are so made available. You agree that if, at any time from and including the date hereof until the closing of the Exit Facility, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct in those circumstances. You acknowledge that information and documents relating to the Exit Facility may be transmitted through Intralinks, the Internet or similar electronic transmission systems. In arranging and syndicating the Exit Facility, each Arranger will be entitled to use and rely primarily on the Information and Projections without responsibility for independent verification thereof. You acknowledge and agree that each Commitment Party, in providing this Commitment Letter, is relying on the accuracy of the Information furnished to it by or on behalf of the Company and its affiliates without independent verification thereof.

As consideration for the commitment and agreements of each Arranger hereunder, the Company agrees that it will pay, on the date of entry by the Bankruptcy Court of the first order approving the Exit Facility and authorizing such payments, to the Arrangers (for their benefit and the benefit of the Exit Lenders, as the case may be) the fees set forth in the Term Sheet. Once approved by the Bankruptcy Court and paid, the fees paid shall not be refundable under any circumstances.

By your signature below, you agree (a) that you will pay all reasonable out-of-pocket costs and expenses incurred by each Commitment Party in connection with this Commitment Letter and the Term Sheet, the transactions contemplated hereby or thereby and their on-going due diligence in connection therewith, including, without limitation, travel expenses, reasonable attorneys' fees (including without limitation, the reasonable fees and expenses of Simpson Thacher & Bartlett LLP (and local Mississippi counsel), counsel for the Commitment Parties), asset evaluation expenses (including, without limitation, the reasonable out-of-pocket fees and expenses of third-party appraisers, consultants and auditors advising the Commitment Parties and reasonable out-of-pocket charges and expenses relating to the Commitment Parties initial and ongoing borrowing base examinations) and all other reasonable expenses incurred by any Commitment Party in connection herewith and therewith, whether or not such transactions are consummated, (b) that you will pay all costs and expenses of any Commitment Party (including, without limitation, the reasonable fees and disbursements of counsel) incurred by any Commitment Party in connection with the enforcement of any of its rights and remedies hereunder, and (c) that you will indemnify and hold harmless each Commitment Party in its capacity as a Exit Lender or as an Arranger, administrative agent or collateral agent and its officers, directors, employees, affiliates, agents, advisors and controlling persons (each an "indemnified person") from and against any and all losses, claims, damages, liabilities and other expenses to which any such person may become subject arising out of or in connection with any claim, litigation, investigation or proceeding, (whether commenced or threatened) regardless of whether any indemnified person is a party thereto, relating to this Commitment Letter, the Term Sheet, the Cases, the Exit Facility or any related transaction and to reimburse each of the indemnified persons, from time to time upon their reasonable demand, for any reasonable legal or other expenses incurred by any Commitment Party in connection with investigating, defending, or participating in any of the foregoing; provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent that they are determined by the final judgment of a court of competent jurisdiction to have resulted from such person's willful misconduct, gross negligence or breach of this Commitment Letter. No such indemnified person shall have any liability (whether in contract, tort or otherwise) to the Company or any of its security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such indemnified person's gross negligence, willful misconduct or breach of this Commitment Letter. No such indemnified person shall be liable for any damages arising from the use by others of materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with this Commitment Letter or the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such indemnified person's gross negligence or willful misconduct or a breach of the confidentiality obligations contained herein or in any separate confidentiality agreement among the parties. The foregoing provisions of this paragraph shall be in addition to any rights that any indemnified person may have at common law or otherwise.

You agree that this Commitment Letter and the Term Sheet are for your confidential use only and will not be disclosed by you or any of the Guarantors to any person other than your respective employees, officers, directors, accountants, attorneys and other advisors ("Representatives") and the Official Committee of Unsecured Creditors appointed in the Cases, and each of its Representatives (collectively, the "Recipients") and then only in connection with the transactions contemplated hereby and on a confidential basis; provided that, following your acceptance hereof you may disclose this Commitment Letter (a) to the Bankruptcy Court in connection with any filing required for approval of this Commitment Letter and the Exit Facility, (b) upon the order or request of any court or administrative agency, (c) upon the request or demand of any regulatory agency or authority, (d) as otherwise required by law (including applicable public reporting requirements); provided that, in the case of each of the foregoing, you will use commercially reasonably efforts to notify the Commitment Parties of any such disclosure prior to making such disclosure. Notwithstanding any other provision in this Commitment Letter, the parties hereby agree that the Company and its Representatives may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions and other tax analyses) that are provided to any of them relating to such U.S. tax treatment and U.S. tax structure.

Each Commitment Party agrees to keep any information delivered or made available to them by you confidential pursuant to the terms of the confidentiality agreements between such Commitment Party and you in effect as of the date hereof, as amended from time to time; provided that nothing herein shall prevent them from disclosing such information to any actual or potential syndicate participant upon such syndicate participant's execution of a confidentiality agreement with the Company substantially similar to the confidentiality agreement between each Arranger and the Company.

You acknowledge that any Commitment Party (or its affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other persons or entities in respect of which you may have conflicting interests. No Commitment Party will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by it of services for such other persons or entities, and it will not furnish any such information to such other persons or entities. You also acknowledge that no Commitment Party shall have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other persons or entities.

This Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party, and may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and each Commitment Party, provided that each Commitment Party may assign all or a part of its Commitment to (i) in the case of Perry, any related fund or entity under common control with Perry, and (ii) in the case of Citigroup, any affiliate, without your prior written consent.

This Commitment Letter will be governed by, and construed in accordance with, the laws of the State of New York and to the extent applicable, the Bankruptcy Code, and is subject to approval by the Bankruptcy Court in the Cases.

EACH PARTY TO THIS COMMITMENT LETTER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS COMMITMENT LETTER OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THE EXIT FACILITY OR THE COMMITMENTS HEREIN OR THE RELATIONSHIP THAT IS BEING ESTABLISHED, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, TO THE NON-EXCLUSIVE JURISDICTION OF THE BANKRUPTCY COURT AND, IF THE BANKRUPTCY COURT DOES NOT HAVE (OR ABSTAINS FROM) JURISDICTION, TO THE NON-EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION SITTING IN NEW YORK COUNTY, NEW YORK.

EACH OF THE PARTIES TO THIS COMMITMENT LETTER HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS COMMITMENT LETTER OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THE EXIT FACILITY OR THE COMMITMENTS HEREIN OR THE RELATIONSHIP THAT IS BEING ESTABLISHED. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of the Exit Facility and the commitments contained herein, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on this waiver in entering into this Commitment Letter, and that each will continue to rely on this waiver in their related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY MUTUALLY WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS WAIVER AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS COMMITMENT LETTER. In the event of litigation, this Commitment Letter may be filed as a written consent to a trial by the court.

If the foregoing correctly sets forth our agreement (subject to and including that certain side letter that has been disclosed to the Official Committee of Unsecured Creditors and the terms of which have been disclosed to the Bankruptcy Court), please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to us the enclosed duplicate originals (or facsimile counterparts) of this Commitment Letter by 6:00 p.m. (New York City time) on June 24, 2004. Each Commitment Party's commitment hereunder shall expire at such time without further obligation on the part of any party hereto unless prior to such time the Arrangers shall have received originals of this Commitment Letter executed by the Company.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder, provided that the confidentiality obligations of each Arranger and the Company hereunder will terminate on the first anniversary of this letter unless each Arranger and the Company agree, in writing, otherwise.

This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement.

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC

By

Name:

Title: NATHANIEL J. KLIPPER
MANAGING DIRECTOR

CITICORP NORTH AMERICA, INC.

By

Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By

Name:
Title:

Accepted and agreed to as of
the date first above written:

MISSISSIPPI CHEMICAL CORPORATION

By:

Name:
Title:

This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement.

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC

By _____
   Name:
   Title:

CITICORP NORTH AMERICA, INC.

By _____
   Name: **CHRISTOPHER DUNLOP**
   Title: **Vice President**

CITIGROUP GLOBAL MARKETS INC.

By _____
   Name: KEITH R. KARAKO
   Title: AUTHORIZED SIGNER

Accepted and agreed to as of
the date first above written:

MISSISSIPPI CHEMICAL CORPORATION

By: _____
   Name:
   Title:

This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement.

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC

By ____________________________
Name:
Title:

CITICORP NORTH AMERICA, INC.

By ____________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By ____________________________
Name:
Title:

Accepted and agreed to as of
the date first above written:

MISSISSIPPI CHEMICAL CORPORATION

By: Timothy A. Dawson
Name: TIMOTHY A. DAWSON
Title: SENIOR VICE PRESIDENT
+ CHIEF FINANCIAL OFFICER

Exit Term Sheet

<u>SUMMARY OF MAJOR TERMS AND CONDITIONS FOR
REVOLVING CREDIT AND TERM LOAN EXIT FACILITY</u>
(Confidential For Discussion Purposes Only; Not a commitment to lend)

<u>Borrowers:</u>

<u>Revolving Facility, Tranche A Term Loans (each as defined below):</u>
New Mississippi Chemical Corporation ("<u>New MCC</u>").

<u>Tranche B Term Loans (as defined below):</u> Old Mississippi Chemical
Corporation ("<u>Old MCC</u>" and together with New MCC, the
"<u>Borrowers</u>")

<u>Guarantors:</u>

With respect to the Revolving Facility and the Tranche A Term Loans,
each domestic subsidiary (direct or indirect) of New MCC (other than
Old MCC) (the "<u>Domestic Guarantors</u>").

With respect to the Tranche B Term Loans, to the extent permitted under
existing financing arrangements for the Trinidad entities, each subsidiary
of Old MCC.

<u>Joint Lead Arrangers:</u>

Perry Principals Investments, LLC ("<u>Perry</u>") and Citicorp Global
Markets Inc., ("<u>CGMI</u>" and together with Perry and in such capacity, the
"<u>Arrangers</u>").

<u>Administrative Agent:</u>

Citicorp North America, Inc. ("<u>CNAI</u>" and in its capacity as
administrative agent, the "<u>Agent</u>").

<u>Issuing Bank:</u>

Citibank, N.A.

<u>Lenders:</u>

A syndicate of financial institutions (including Perry and CNAI, the
"<u>Lenders</u>") to be arranged by the Arrangers.

<u>Commitments:</u>

An aggregate of $210,000,000 of revolving and term commitments, as
set forth below:

(a) $50,000,000 (subject to adjustment prior to the Closing Date as
provided below) (the loans made thereunder, the "<u>Revolving Loans</u>") in
a revolving credit, swing line and letter of credit facility, (the "<u>Revolving
Facility</u>"), subject to a borrowing base to be determined but with advance
rates of: 85% of Eligible Receivables; lesser of, 85% of Net Orderly
Liquidation Value ("<u>NOLV</u>") or 70% of cost of Eligible Inventory; 70%
of NOLV of Eligible Replacement Parts Inventory; and 70% of NOLV
of Eligible Machinery and Equipment. Eligible Replacement Parts
Inventory and Eligible Machinery and Equipment not to exceed 25% of
borrowing base at any time.

(b) $75,000,000 (subject to adjustment prior to the Closing Date as
provided below) (the loans made thereunder, the "<u>Tranche A Term
Loans</u>") in a term loan facility to be drawn on the Closing Date (the
"<u>Tranche A Term Facility</u>").

(c) $85,000,000 (the loans made thereunder, the "Tranche B Term Loans"; together with the Tranche A Term Loans and the Revolving Loans, the "Loans") in a term loan facility, to be drawn on the Closing Date (the "Tranche B Term Facility"; together with the Revolving Facility and the Tranche A Term Facility the "Exit Facility").

Prior to the Closing Date and following the finalization and calculation of the borrowing base with respect to the Revolving Facility, (i) New MCC may reduce the Revolving Facility and increase the Tranche A Term Facility by a corresponding amount, or (ii) New MCC may increase the Revolving Facility (up to a maximum of $60,000,000) and decrease the Tranche A Term Facility by a corresponding amount.

Use of Proceeds:

Proceeds of Revolving Loans will be used to (i) repay all amounts outstanding under the Arrangers DIP Credit Agreement on the Closing Date, (ii) fund distributions under the Lender Approved Plan and (iii) thereafter for working capital and general corporate purposes of New MCC and its subsidiaries. Proceeds of Revolving Loans may be used at any time to repay Tranche A Term Loans subject to a minimum availability test and other restrictions to be determined, but may not be used at any time to repay Tranche B Term Loans.

Proceeds of Tranche A Term Loans and the Tranche B Term Loans will be used (i) on the Closing Date to repay all amounts outstanding under the Arrangers DIP Credit Agreement, and (ii) to fund distributions under the Lender Approved Plan on the Closing Date.

Maturity Date:

Revolving Facility: 4 years from the Closing Date, provided that if on such date no default or event of default has occurred and is continuing, New MCC may extend the maturity date of the Revolving Facility for an additional 1 year period for an extension fee of 1.0% of the Revolving Facility extended on such date.

Tranche A Term Facility: 4 years from the Closing Date, provided that if on such date no default or event of default has occurred and is continuing, New MCC may extend the maturity date of the Tranche A Term Loans for an additional 1 year period for an extension fee of 1% of the aggregate Tranche A Term Loans outstanding on such date.

Tranche B Term Facility: 4 years from the Closing Date, provided that if on such date no default or event of default has occurred and is continuing, Old MCC may extend the maturity date of the Tranche B Term Loans for an additional 1 year period for an extension fee of 1% of the aggregate Tranche B Term Loans outstanding on such date.

Priority and Liens:

The Loans and all obligations under the Revolving Facility and the Tranche A Term Loan Facility will be secured by first priority, perfected liens upon and security interests in (including real estate mortgages and stock pledges of domestic subsidiaries of New MCC (including to the extent permitted under existing financing arrangements for the Trinidad entities, Old MCC)) all present and future assets and property of New MCC and the Domestic Guarantors.

The Tranche B Term Loans will be secured by (i) to the extent permitted under existing financing arrangements for the Trinidad entities, first priority, perfected liens upon and security interests in, all present and future assets and property (including real estate mortgages and stock pledges) of Old MCC and its domestic and foreign subsidiaries, and (ii) a second priority, perfected stock pledge of Old MCC.

The cash management arrangements of each of New MCC and Old MCC and their respective Subsidiaries must be acceptable to the Administrative Agent and the Administrative Agent will require control agreements acceptable to it (acting reasonably) to be in place.

Commitment Fee:	0.50% per annum on the unused amount of the Commitments payable monthly in arrears during the term of the Exit Facility.
Upfront Fee:	2.00% on the aggregate amount of the Exit Facility payable in cash on the Closing Date.
Servicing Fee:	$150,000 per annum, payable quarterly in advance.

Interest Rate:

Revolving Loans: Citibank, N.A.'s base rate plus 1.50% or LIBOR plus 3.50%.

Tranche A Term Loans: At the option of New MCC either, (A) paid in cash quarterly in arrears, at Citibank, N.A.'s base rate plus 4% and accruing but paid in cash on the Maturity Date at 6%, or (B) accruing but paid in cash on the Maturity Date at Citibank, N.A.'s base rate plus 12%.

Tranche B Term Loans: At the option of Old MCC either, (A) paid in cash quarterly in arrears at 14% or (B) accruing but paid in cash on the Maturity Date at 16%.

Interest shall be payable quarterly in arrears, on the Maturity Date and thereafter on demand.

Upon the occurrence and during the continuance of any default under the credit agreement for the Exit Facility (the "Exit Credit Agreement"), interest shall be payable in cash on all outstanding Loans on demand at 2% above the then applicable cash rate for each facility.

Letter of Credit Fee:	3.50% per annum on the outstanding face amount of each Letter of Credit, plus customary fees for fronting, issuance, amendments and processing.
Mandatory Prepayments:	Terms to be agreed upon.
Optional Prepayment:	Revolving Facility: May be prepaid, reduced or canceled at any time without premium.

<u>Tranche A Term Loans</u>: May be prepaid at any time, in increments of at least $5,000,000, at 102% of principal during the first two years of the term, at 101% of principal during the third year of the term, and 100% of principal thereafter.

<u>Tranche B Term Loans</u>: May be prepaid at any time without premium, in minimum increments of $1,000,000.

<u>Financial Covenants</u>: To be determined.

<u>Conditions to Extensions of Credit</u>: To be determined but to include those customary in Exit Financings of this type.

<u>Documentation</u>: The Tranche B Term Facility will be documented in a separate credit agreement from the Tranche A Term Facility and the Revolving Facility.

<u>Voting</u>: Customary for such financings and otherwise reasonably deemed appropriate by the Lenders. Required Lenders shall be defined to mean (i) in the case of the Tranche A Term Facility and the Revolving Facility, Lenders holding more than 50% of the Tranche A Term Commitments and 50% of the Revolving Commitments, and (ii) in the case of the Tranche B Term Facility, Lenders holding more than 50% of the Tranche B Term Commitments.

<u>Governing Law</u>; State of New York

The Exit Credit Agreements will contain the representations and warranties, covenants and events of default appropriate for a facility of this type. Note that this term sheet assumes that Old MCC will be a 100% wholly owned subsidiary of New MCC on the Closing Date. The plan of reorganization associated with this Exit Financing will also provide for warrants to current MCC shareholders to purchase 15% of New MCC diluted common stock at a value at which bondholders have received 110% recovery.

EXHIBIT B

EMPLOYEE SEVERANCE PROGRAMS

1.   Tier A Employees

        Tier A Employees shall consist of eight (8) executive employees who are covered under the Company's current severance program.

        For a period of twenty-four (24) months from and after the Effective Date of the Plan, in the event a Tier A employee is Terminated without Cause or Constructively Terminated, (as defined below), the Tier A Severance Plan provides severance benefits equal to (a) twenty-one (21) months of Base Compensation, payable in a lump sum, and (b) Continuation of Company Benefits (to include medical, dental, and other insurance benefits available to the Company's executive officers) for a period of twenty–one (21) months.

2.   Tier B Employees

        Tier B Employees shall consist of eleven key employees who are not Tier A Employees.

        For a period of twenty-four (24) months from and after the Effective Date of the Plan, in the event a Tier B Employee is terminated without Cause or Constructively Terminated, (as defined below), the Tier B Severance Plan provides severance benefits equal to the greater of (a) Six (6) months of Base Compensation and including six (6) months of medical, dental, and other insurance benefits available to the Company's similarly situated employees, or (b) the severance compensation and benefits presently provided pursuant to the Company's existing severance plan with such Tier B Employee.

3.   Tier C Employees

        Tier C Employees shall consist of all employees of the Company and its Subsidiaries immediately prior to the Effective Date of the Plan who are not Tier A Employees or Tier B Employees.

        For a period of twenty-four (24) months from and after the Effective Date of the Plan, all Tier C Employees who are terminated without Cause shall receive severance pay and medical benefits up to (a) twenty-six (26) weeks for employees whom the company has designated as exempt employees, or (b) sixteen (16) weeks for non-exempt employees. Exempt employees' severance pay period shall be calculated as the sum of (a) four (4) weeks pay, plus (b) the product of two (2) weeks pay times such employee's years of service not to exceed eleven (11) years. Non-exempt employees' severance pay period shall be calculated as the sum of (a) two (2) weeks pay, plus (b) the product of one (1) weeks pay times such employee's years of service not to exceed fourteen (14) years.

4.   Definitions

Cause shall include:

1.   the willful and continued failure of employee to substantially perform employee's duties;
2.   the willful engaging by employee in illegal conduct, gross misconduct, fraud, embezzlement, misappropriation, breach of fiduciary duty or other conduct that is materially and demonstrably injurious to the Company;
3.   employee's conviction plea of no contest or nola contendere, deferred adjudication or unadjudicated probation for any felony or any crime involving moral turpitude;
4.   the willful failure of employee to carry out, or comply with, in any material respects, any lawful directive of the Chief Executive Officer or the Board; or
5.   employee's unlawful use (including being under the influence) or possession of illegal drugs.

Constructive Termination or Constructively Terminated shall mean the actual termination of employment by the key employee within 90 days of occurrence of any of the following actions without the key employee's express prior written approval:

1.   the failure of the Company to pay employee any compensation when due;
2.   any reduction of employee's base salary that (a) is not part of a general, board-approved, salary reduction applicable to all similarly situated employees.
3.   any material reduction in employee's benefits that is not part of a general, board-approved, plan reducing benefits; or
4.   the change of employee's principal place of employment to a location more than fifty miles from that existing on the effective date.

5.   Other Severance Provisions

All loans and other amounts due the company by any employee must first be netted against any amounts payable to such employee under any of these severance plans.
No severance benefits shall be triggered solely by a change of employer resulting from a merger, consolidation, or the complete or partial sale of assets.

These three programs shall be in lieu of all existing employment agreements and any and all other pre-existing post-employment benefit plans, programs, or agreements for severance. However, severance benefits under these programs shall be in addition to any accrued employee benefits that employees are entitled to receive as of the Effective Date of the Plan (*e.g.*, retention bonus payments, payments due under existing benefit plans, etc.).

EXHIBIT C

August 6, 2004

Amendment to MCC Credit Facilities

<u>Amendment Letter</u>

Terra Industries Inc.
600 Fourth Street
Souix City, Iowa, 51101

Attention: Chief Financial Officer

Ladies and Gentlemen:

Terra Industries Inc., ("<u>Terra</u>") has advised Perry Principals Investments LLC ("<u>Perry</u>") Citigroup Financial Products Inc. ("<u>CFPI</u>") and Citicorp North America, Inc. ("<u>CNAI</u>" and together with CFPI, "<u>Citigroup</u>") and Värde Investment Partners, L.P. ("<u>Värde</u>" and together with Perry and Citigroup, the "<u>Existing Lender Parties</u>") that Terra, a wholly owned subsidiary of Terra ("<u>Terra Sub</u>") and Mississippi Chemical Corporation ("<u>MCC</u>") intend to enter into a stock purchase agreement (the "<u>Transaction Agreement</u>") in connection with the emergence of MCC and its subsidiaries from their cases pending under Chapter 11 of Title 11 of the United States Code (the "<u>Bankruptcy Code</u>") in the United States Bankruptcy Court for the Southern District of Mississippi (the "<u>Bankruptcy Court</u>"; and the cases pending in the Bankruptcy Court and jointly administered under Case No. 03-02984 WEE, the "<u>Cases</u>"). Pursuant to the Transaction Agreement and the Plan (defined below), Terra Sub will acquire (the "<u>Transaction</u>") 100% of the capital stock of MCC to be issued on the effective date of MCC's plan of reorganization to be filed in the Cases (the "<u>Plan</u>").

MCC and its subsidiaries are party to that certain $182,500,000 debtor in possession Term Loan, Revolving Credit, Guarantee and Security Agreement, dated as of July 1, 2004, (as amended, supplemented or modified from time to time, the "<u>MCC DIP Credit Agreement</u>") among MCC as borrower, its subsidiaries named therein as guarantors, the lenders from time to time party thereto and CNAI as administrative agent. As of the date hereof the Existing Lender Parties are the only lenders under the MCC DIP Credit Agreement. Defined terms used in this Amendment Letter and the attachments hereto and not defined herein have the meaning given to such terms in the MCC DIP Credit Agreement.

You have also advised us that you propose to finance the Transaction and the related fees and expenses from cash on hand and shares of your common and preferred equity on terms set forth in greater detail in the Transaction Agreement. You have asked us to enter into an amendment to the MCC DIP Credit Agreement to extend the maturity of $125,000,000 of the Term Loans outstanding thereunder and to make other amendments as may be necessary to accommodate the Transaction (the MCC DIP Credit Agreement, amended as contemplated hereby, the "Amended Facility").

This Amendment Letter, the Summaries of Terms and Conditions attached as Exhibits A and B hereto (the "Term Sheets") and the Warrant Letter of even date herewith set forth the principal terms and conditions on and subject to which each of the Existing Lender Parties is willing to amend the MCC DIP Credit Agreement and continue to make available the Amended Facility.

CNAI (or an affiliate thereof) will continue act as the sole administrative agent in respect of the Amended Facility. As a condition to the commitments and agreements hereunder, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheets, the Warrant Letter and Fee Letter referred to below) will be paid in connection with the Amended Facility, unless you and the Existing Lender Parties shall so agree.

Each Existing Lender Party's agreement hereunder is subject to the negotiation, execution and delivery of definitive documentation with respect to the Amended Facility, consistent with the Term Sheets and otherwise reasonably satisfactory in form and substance to each of them.

You hereby represent that (a) all information (the "Information") that has been or will be prepared by you or on your behalf and made available to us by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements are made and (b) the projections (the "Projections") that have been or will be prepared by you or on your behalf and made available to us by you or any of your representatives have been or will be prepared in good faith based upon assumptions Terra believes are reasonable; provided that such representations are only to Terra's knowledge regarding information provided by MCC or its advisors. You understand that in agreeing to amend the MCC DIP Credit Agreement we may use and rely on the Information and Projections without independent verification thereof. You acknowledge and agree that each Existing Lender Party, in providing this Amendment Letter, is relying on the accuracy of the Information furnished to it by or on behalf of the Company and its affiliates without independent verification thereof.

In connection with the several agreement of the Existing Lender Parties to amend the MCC DIP Credit Agreement and as consideration for the commitments and agreements of the Existing Lender Parties hereunder, you agree (i) to issue, concurrently with the closing of the Amended Facility, warrants to purchase shares of the fully diluted common stock of Terra, and to enter into a reasonably satisfactory registration rights agreement with respect to such warrants and any shares received upon the exercise thereof, all as provided in a Warrant Letter dated the date hereof and delivered herewith (the "Warrant Letter") and (ii) to cause to be paid the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").

Each Existing Lender Party's commitments and agreements hereunder are subject to (a) there not occurring or, after the date hereof, becoming known to such Existing Lender Party any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of Terra and its subsidiaries or MCC and its subsidiaries, in each case taken as a whole, (b) such Existing Lender Party not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections) affecting Terra, MCC or the Transaction that in such Existing Lender Party's reasonable judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to such Existing Lender Party prior to the date hereof, (c) the closing of the Amended Facility occurring on or before February 1, 2005, (d) MCC filing a plan of reorganization, reasonably satisfactory to each Existing Lender Party, with the Bankruptcy Court which contemplates and implements the Transaction, by no later than August 31, 2004, and such plan not being withdrawn or materially amended without the prior consent of each Existing Lender Party, (e) the Transaction Agreement not being duly terminated by any party thereto at any time, (f) satisfactory intercreditor arrangements being agreed with Terra's existing lenders to reflect, inter-alia, that the existing liens securing the obligations of MCC and the Guarantors under the MCC DIP Credit Agreement shall, with respect to all assets continue to be first priority liens but that, with respect to Inventory and Receivables of MCC and the Guarantors that are used to provide collateral in respect of Terra's existing working capital facility (the "Existing Credit Facility") (and only in respect of obligations outstanding under the Existing Credit Facility), the Existing Credit Facility will be repaid from the proceeds of such Inventory and Receivables prior to such proceeds being applied to repay the Amended Facility, and (g) the other conditions set forth or referred to in the Term Sheets. The terms and conditions of the commitments hereunder and of the Amended Facility are not limited to those set forth herein and in the Term Sheets. Those matters that are not covered by the provisions hereof are subject to the approval and agreement of you and the Existing Lender Parties.

You agree (a) to indemnify and hold harmless each of the Existing Lender Parties, their affiliates and their respective directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Amendment Letter, the Amended Facility, the use of the proceeds thereof, the Transaction or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct, bad faith or gross negligence of such indemnified person, and (b) to reimburse each Existing Lender Party and its affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant's fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Amended Facility and any related documentation (including this Amendment Letter and the definitive financing documentation) or the administration, amendment, modification, enforcement or waiver thereof. No such indemnified person shall have any liability (whether in contract, tort or otherwise) to Terra or MCC or any of its respective security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such indemnified person's gross negligence, bad faith or willful misconduct. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Amended Facility except to the extent any such damages are found by a final, non-appealable judgment of a court to arise from the gross negligence, bad faith or willful misconduct of such indemnified person or such indemnified person's affiliates, directors, employees, advisors or agents.

You acknowledge that each Existing Lender Party and its affiliates (the term "Existing Lender Party" as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. No Existing Lender Party will use confidential information obtained from you by virtue of the transactions contemplated hereby or its other relationships with you in connection with the performance by such Existing Lender Party of services for other companies, and no Existing Lender Party will furnish any such information to other companies. You also acknowledge that no Existing Lender Party has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies. You further acknowledge that any Existing Lender Party or affiliates thereof may from time to time effect transactions, for its own or its affiliates' account or the account of customers, and hold long or short positions, in loans, securities or options on loans or securities, or in credit default or other derivatives with respect to securities, of Terra, MCC and their affiliates and of other companies that may be the subject of the transactions contemplated by this Existing Lender Party.

Each Existing Lender Party may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Amendment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits afforded such Existing Lender Party hereunder.

This Amendment Letter shall not be assignable by you or us without the prior written consent of each of us (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. provided that each Existing Lender Party may assign its rights hereunder to any of its affiliates without the consent of any other party). Except as may be expressly provided herein, this Amendment Letter may not be amended or waived except by an instrument in writing signed by you and each Existing Lender Party. This Amendment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Amendment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Amendment Letter, the Term Sheets, the Warrant Letter, the Fee Letter and the separate confidentiality agreements previously executed are the only agreements that have been entered into among us with respect to the Amended Facility and set forth the entire understanding of the parties with respect thereto.

This Amendment Letter is delivered to you on the understanding that neither this Amendment Letter, the Term Sheets, the Warrant Letter or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Warrant Letter, the Fee Letter and their terms and substance) after this Amendment Letter has been accepted by you. Notwithstanding any other provision in this Amendment Letter, the parties hereby agree that Terra may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions and other tax analyses) that are provided to any of them relating to such U.S. tax treatment and U.S. tax structure.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein, in the Warrant Letter, the Fee Letter and the separate confidentiality agreements previously executed and any other provision herein or therein which by its terms expressly survives the termination of this Amendment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Amendment Letter or the commitments hereunder.

This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York. EACH PARTY HERETO IRREVOCABLY AGREES TO WAIVE TRIAL BY JURY IN ANY ACTIONS, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS LETTER AGREEMENT OR THE PERFORMANCE OF SERVICES HEREUNDER.

You irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court sitting in the City of New York over any suit, action or proceeding arising out of or relating to this letter agreement. Service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against such person for any suit, action or proceeding brought in any such court. You irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheets, the Warrant Letter and the Fee Letter by returning to us executed counterparts hereof and of the Warrant Letter and the Fee Letter, together with the Expense Deposit provided in the Fee Letter, not later than 5:00 p.m., New York City time, on August 9, 2004. This offer will automatically expire at such time if we have not received such executed counterparts and such amounts in accordance with the preceding sentence.

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC



By:_____
Name:
Title: NATHANIEL J. KLIPPER
           MANAGING DIRECTOR

CITIGROUP FINANCIAL PRODUCTS INC.

By:_____
Name:
Title:

CITICORP NORTH AMERICA, INC.

By:_____
Name:
Title:

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., LLC, its General
    Partner

By: Värde Partners, L.P., its Managing Member

By Värde Partners, Inc., its General Partner

By: _____
Name:
Title:

Accepted and agreed to as of
the date first above written:

TERRA INDUSTRIES INC.

             By:_____

Name:

Title:

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC

By:____________________________
Name:
Title:

CITIGROUP FINANCIAL PRODUCTS INC.

By: [signature]
Name: JEFFREY S. JACOB
Title: MANAGING DIRECTOR

CITICORP NORTH AMERICA, INC.

By:____________________________
Name:
Title:

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner

By: Värde Partners, L.P., its Managing Member

By Värde Partners, Inc., its General Partner

By: ____________________________
Name:
Title:

Accepted and agreed to as of
the date first above written:

TERRA INDUSTRIES INC.

By:____________________________
Name:
Title:

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC

By:____________________________
Name:
Title:

CITIGROUP FINANCIAL PRODUCTS INC.

By:____________________________
Name:
Title:

CITICORP NORTH AMERICA, INC.

By: [signature]
Name: KEITH R. KARAKO
Title: VICE PRESIDENT

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner

By: Värde Partners, L.P., its Managing Member

By Värde Partners, Inc., its General Partner

By: ____________________________
Name:
Title:

Accepted and agreed to as of
the date first above written:

TERRA INDUSTRIES INC.

By:____________________________

Name:

Title:

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC

By:_____
Name:
Title:

CITIGROUP FINANCIAL PRODUCTS INC.

By:_____
Name:
Title:

CITICORP NORTH AMERICA, INC.

By:_____
Name:
Title:

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., LLC, its General
    Partner

By: Värde Partners, L.P., its Managing Member

By Värde Partners, Inc., its General Partner

By: _Gregory Ammuell_
Name: Gregory S. McMillan
Title: Managing Director

Accepted and agreed to as of
the date first above written:

TERRA INDUSTRIES INC.

        By:_____

Name:

Title:

Very truly yours,

PERRY PRINCIPALS INVESTMENTS LLC

By:____________________________
Name:
Title:

CITIGROUP FINANCIAL PRODUCTS INC.

By:____________________________
Name:
Title:

CITICORP NORTH AMERICA, INC.

By:____________________________
Name:
Title:

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner

By: Värde Partners, L.P., its Managing Member

By Värde Partners, Inc., its General Partner

By: ____________________________
Name:
Title:

Accepted and agreed to as of
the date first above written:

TERRA INDUSTRIES INC.

By: [signature]

Name: Francis G. Meyer

Title: Senior Vice President and Chief Financial Officer

Amendment Letter

MISSISSIPPI CHEMICAL CORPORATION
AMENDMENT TO SENIOR TERM LOAN, REVOLVING CREDIT, GUARANTEE AND SECURITY
AGREEMENT
Summary of Terms and Conditions of Proposed Amendment

Set forth below is a statement of the terms and conditions for the proposed amendment to the MCC DIP Credit Agreement to be implemented upon closing of the Transaction. Defined terms used in this term sheet and not otherwise defined have the meaning given to them in the Amendment Letter to which this term sheet is attached:

Term Loans:	Term Loan Commitments outstanding on the Closing Date shall be reduced to $125,000,000 and Term Loans in excess thereof shall, together with any accrued and unpaid interest, fees or other charges thereon, be repaid in full in cash. Repayments of such excess Term Loans on the Closing Date shall be allocated among the Existing Lender Parties such that on the Closing Date, Perry will hold $58,125,000 of Term Loans, CFPI will hold $38,750,000 of Term Loans and Värde will hold $28,125,000 of Term Loans.
Revolving Credit Commitments:	The Revolving Credit Commitments will be cancelled on the Closing Date and all Revolving Loans shall, together with any accrued and unpaid interest, fees or other charges thereon, be repaid in full, in cash, on the Closing Date.

Guarantors and Collateral:

Following the Closing Date, the Term Loans shall continue to be jointly and severally guaranteed by the Guarantors, and to the extent it is possible and will not result in adverse tax consequences the foreign subsidiaries of MCC. In addition upon the Closing Date, Terra and its non-MCC domestic subsidiaries, and either a newly incorporated domestic subsidiary of MCC which holds all of the stock of MCHI, ("MCHI Holdco", which will be an unrestricted subsidiary) or MCHI, (MCHI Holdco, MCHI, Terra and its non-MCC domestic subsidiaries, collectively the "New Guarantors", and together with the Guarantors, the "MCC Guarantors"), shall execute and deliver joint and several guarantees of the Term Loans. Additionally, MCC and the MCC Guarantors (other than the New Guarantors) will reaffirm the existing first priority liens on all or substantially all of their assets (including, without limitation, all the rights of MCC under or in connection with the Transaction Agreement (if any)) to secure the Term Loans and the guarantees. Such liens shall, with respect to all assets, continue at all times to be first priority liens. An intercreditor agreement to be entered into with the lenders under the Existing Credit Facility will provide that the Existing Credit Facility will be repaid from the proceeds of Inventory and Receivables of MCC and the Guarantors that are used to provide collateral for the Existing Credit Facility prior to such proceeds being applied to repay the Amended Facility. Other than liens on the Inventory and Receivables of MCC and the Guarantors to secure the Existing Credit Facility, no other liens, senior to, or parri passu with the existing liens securing the Amended Facility may be granted or permitted to exist.

Administrative Agent:

CNAI (in such capacity, the "Administrative Agent") will continue act as Administrative Agent for the MCC Lenders holding the Term Loans from time to time.

Funding:

The Amended Facility shall become effective on the date that (i) the conditions to the effectiveness of the Plan contained therein shall have been satisfied or waived and (ii) the Plan is "substantially consummated" as such term is defined in Section 1101 of the Bankruptcy Code (such date, the "Plan Effective Date"). The date on which the Amended Facility shall become effective, the Transaction is consummated and the Plan Effective Date occurs is herein called the "Closing Date."

Maturity:

The Termination Date of the MCC DIP Credit Agreement shall be extended such that the Amended Facility will mature on the date that is four years following the Closing Date (the "Amended Termination Date").

Interest:

The interest rates under the MCC DIP Credit Agreement shall be amended to provide: The Term Loans will accrue interest at a rate per annum equal to the greater of (a) 9.56% per annum or (b) Adjusted LIBOR (as defined below) plus 560 basis points. During the period an event of default is in existence, the interest rate on the Term Loans will increase by 200 basis points.

Calculation of interest shall be on the basis of actual days elapsed in a year of 365/366 days.

"Adjusted LIBOR" means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a three-month period appearing on Page 3750 of the Telerate screen, provided that in the event that Adjusted LIBOR is less than 2.80% as of the date of measurement thereof then 2.80% shall be substituted in lieu thereof.

Interest will be payable in arrears at the end of each fiscal quarter of MCC following the Closing Date and on the Amended Termination Date.

With respect to any interest payment, MCC may elect to pay the full amount of such interest payment in kind, provided that if such election is made then the interest rate for the applicable interest period shall be increased by 2.0%.

Mandatory Prepayment:

The Mandatory Prepayment provisions set forth in Section 2.9 of the MCC DIP Credit Agreement shall be amended to provide that MCC will be required to prepay the Term Loans, on a pro rata basis, at (i) within two years of the Closing Date, 104.4% of par, (ii) if after two years from the Closing Date but within three years from the Closing Date, 103.2% of par, and (iii) thereafter, 102.4% of par, in each case together with accrued and unpaid interest, from the net proceeds of the sale of any assets outside the ordinary course of business, the incurrence of any debt, the incurrence of any incremental (from the Closing Date) debt by any of MCHI, MCB, MCTL or PLN, in each case subject to exceptions and baskets to be agreed.

Optional Prepayment:

The optional prepayment provisions set forth in Section 2.8 of the MCC DIP Credit Agreement shall be amended to provide that the Term Loans may be prepaid, in whole or in a minimum amount of $5,000,000, and $1,000,000 increments thereafter, at the option of MCC, at any time upon thirty days' prior notice, at (i) within two years of the Closing Date, 104.4% of par, (ii) if after two years from the Closing Date but within three years from the Closing Date, 103.3% of par, and (iii) thereafter, 102.5% of par, in each case together with accrued but unpaid interest and fees, provided that, notwithstanding the above, up to $25,000,000 of the Term Loans may be prepaid at the option of MCC, at any time upon thirty day's prior notice, within twelve months of the Closing Date at 101% of par.

Documentation:

The transactions contemplated hereby shall be effected by way of an amendment agreement or an amendment and restatement of the MCC DIP Credit Agreement together with such other documents as may be necessary, in each case, as may be reasonably determined by the Existing Lender Parties (such documentation, the "Amendment Documentation")

Conditions Precedent:

The effectiveness of the Amended Facility shall be conditioned upon the satisfaction of conditions precedent usual for amendments of this type, including, without limitation, the conditions set forth in Exhibit B.

Representations and Warranties:

Any necessary amendments or additions to the representations and warranties in the MCC DIP Credit Agreement to be agreed by Terra and the Existing Lender Parties.

Covenants:

Any necessary amendments or additions to the covenants in the MCC DIP Credit Agreement to be reasonably agreed by Terra and the Existing Lender Parties, including, without limitation, the addition of requirements that (i) neither MCHI nor MCHI Holdco may issue, incur or permit to exist any indebtedness (including guarantee indebtedness) other than the guarantee of the MCC DIP Credit Agreement, (ii) all transactions with Terra shall be on arms length terms or as agreed and, requirements for satisfactory inter-company services and cost allocation between MCC and Terra, shall be implemented, and (iii) the provision of separate financial reporting for MCC and its subsidiaries. Financial covenants will be amended as appropriate and will include existing financial covenants and the addition of a Minimum Net Worth covenant. Minimum Net Worth shall be, as of any date, an amount equal to Opening Net Worth, plus 75% of net profits of MCC and its subsidiaries from the Closing Date to such date, less 100% of net losses of MCC and its subsidiaries from the Closing Date to such date.

Opening Net Worth shall equal the net worth of MCC and its subsidiaries on the Closing Date.

Events of Default:

As currently contained in the MCC DIP Credit Agreement and others as may be reasonably agreed by Terra and the Existing Lender Parties, including, without limitation, the addition of an event of default if MCC or any of the Guarantors shall make payments of dividends or redeem capital stock or make any similar restricted payments.

The closing of the amendment to the MCC DIP Credit Agreement, in addition to the conditions set forth in Exhibit A, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in Exhibit A or the Amendment Letter.

(a) Each of MCC, Terra, and each of the MCC Guarantors (collectively, the "Loan Parties") shall have executed and delivered reasonably satisfactory definitive Amendment Documentation and all conditions thereunder shall have been satisfied.

(b) Each of reorganized MCC and each existing reorganized Guarantor shall have executed and delivered to the Administrative Agent, reaffirmation agreements affirming their obligations under the MCC DIP Credit Agreement and the other Loan Documents and any additional Guarantee, Security and Pledge Agreements required by the Administrative Agent to reflect the security interests granted under the MCC DIP Credit Agreement and related documents.

(c) The Transaction shall have been consummated in accordance with applicable law and on reasonably satisfactory terms. The Transaction Agreement and related documentation shall have satisfactory terms and conditions, and no provision of such documentation shall have been waived, amended, supplemented or otherwise modified in any material respect without approval of the Existing Lender Parties.

(d) The order of the Bankruptcy Court confirming the Plan and approving the Transaction Agreement, in form and substance reasonably satisfactory to a majority of the Existing Lender Parties shall have been entered by the Bankruptcy Court on the docket in the Cases and shall be a final, non-appealable order and shall not have been, stayed, amended or vacated and shall approve the entry by MCC and the MCC Guarantors into the Amended Facility and all Amendment Documentation.

(e) The Plan shall be in form and substance reasonably satisfactory to the Existing Lender Parties and shall not have been amended without the prior written consent of the Existing Lender Parties.

(f) The Plan Effective Date shall have occurred and no condition to effectiveness of the Plan shall have been waived without the prior written consent of the Existing Lender Parties.

(g) The Existing Lender Parties shall have received all fees required to be paid, and all expenses required to be paid for which invoices have been presented, on or before the Closing Date.

(h) All governmental and third party approvals necessary in connection with the Transaction, the financing thereof and the continuing operations of Terra, MCC and their respective subsidiaries (including shareholder approvals, if any) shall have been obtained on reasonably satisfactory terms and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the Transaction or the financing thereof. There shall not exist any action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that has or could reasonably be expected to have a material adverse effect on Terra, MCC, the Transaction, the financing thereof, or any of the transactions contemplated hereby.

(i) The Existing Lender Parties shall have received (i) audited financial statements of Terra and MCC for the three most recent fiscal years, (ii) unaudited interim consolidated financial statements of Terra and MCC for each quarterly period ended after the latest fiscal year referred to in clause (i) above and such unaudited consolidated financial statements for the same period of the prior fiscal year and (iii) as soon as available to management, monthly financial data generated by Terra's and MCC's internal accounting systems for use by senior and financial management (the "Monthly Reports") for each month ended after the latest fiscal quarter referred to in clause (ii) above. The foregoing financial statements and Monthly Reports shall not reflect any material adverse change in the consolidated financial condition of Terra or MCC and their respective subsidiaries from what was reflected in the financial statements or projections previously furnished to the Existing Lender Parties.

(j) The Existing Lender Parties shall have received a pro forma consolidated balance sheet of Terra and its subsidiaries as at the date of the most recent consolidated balance sheet delivered pursuant to the preceding paragraph and a pro forma statement of operations for the most recent fiscal year and interim period and for the 12-month period ending on the last day of such interim period, in each case adjusted to give effect to the consummation of the Transaction, the disposition of MPC, and the financings contemplated hereby as if such transactions, with respect to the pro forma balance sheet, had occurred on such date or with respect to the pro forma statements of operations, had occurred on the first day of the most recently completed fiscal year, prepared in accordance with Regulation S-X and consistent in all material respects with the forecasts previously provided to the Existing Lender Parties.

(k) The Existing Lender Parties shall have received copies of the projections for Terra to be included in the Disclosure Statement issued in connection with the Plan.

(l) Terra shall have been in compliance with the "Minimum Cash Flow" covenant in the Existing Credit Facility (as in effect on the date hereof) for the latest 12-month period ended on the date of the most recent quarterly financial statements delivered pursuant to clause (h) above.

(m) The pro forma (after giving effect to the Transaction) ratio of total debt of Terra and its consolidated subsidiaries to EBITDA (defined in a manner satisfactory to Existing Lender Parties) of Terra and its consolidated subsidiaries shall not exceed 3.5 to 1.00 (calculated using the most recent pro forma balance sheet delivered pursuant to paragraph (i) above and the pro forma statement of operations for the 12-month period ending on such balance sheet date).

(n) The Administrative Agent shall have received the results of a recent lien search in each relevant jurisdiction with respect to each of MCC and Terra and their respective subsidiaries, and such search shall reveal no liens on any of the assets of Terra or MCC and their respective subsidiaries except for liens permitted by the Amendment Documentation or liens to be discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Administrative Agent.

(o) All documents and instruments required to perfect the Administrative Agent's security interest in the collateral under the Amended Facility (including delivery of stock certificates and undated stock powers executed in blank) shall have been executed and (to the extent applicable) be in proper form for filing, and, in connection with the real estate collateral, the Administrative Agent shall have received reasonably satisfactory title insurance policies, surveys and other customary documentation to the extent reasonably requested by it.

(p) The Existing Lender Parties shall have received a solvency certificate from the chief financial officer of Terra that shall document the solvency of Terra and its subsidiaries after giving effect to the Transaction and the other transactions contemplated hereby.

(q) The Administrative Agent shall have received a reasonably satisfactory environmental assessment with respect to certain real property owned or leased by Terra and MCC and their respective subsidiaries from a firm reasonably satisfactory to Administrative Agent.

(r) Administrative Agent shall have received such legal opinions (including opinions (i) from counsel to MCC and its subsidiaries (ii) from counsel to Terra and its subsidiaries, opining, inter-alia, that the Amendment Documentation and the entry by Terra into the Transaction and the terms of the Amended Facility do not contravene the terms of any contracts or financings to which Terra or its subsidiaries are a party (iii) if reasonably available, delivered pursuant to the Transaction Agreement, accompanied by reliance letters in favor of the Lenders and (iii) from such special and local counsel as may be required by the Existing Lender Parties), documents and other instruments as are customary for transactions of this type.

(s) As a condition to the effectiveness of the Amended Facility, the (i) warrants which are the subject of the Warrant Letter shall have been duly issued and (ii) a warrant agreement relating to such warrants and the shares issued pursuant thereto and the registration rights agreement referred to in the Warrant Letter shall each have been duly executed and shall be in form and substance reasonably satisfactory to the Existing Lender Parties and all conditions precedent thereunder shall have been satisfied.

EXHIBIT D

Stock Purchase Agreement by and among Mississippi Chemical Corporation, MissChem Acquisition Inc., and Terra Industries Inc., dated as of August 6, 2004, filed as Exhibit 99.2 to the August 9, 2004, Current Report on Form 8-K of Terra Industries Inc.